08002050

## 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aurora Energy Resources Inc

*CURRENT ADDRESS #1650-1055 West Hastings St.
Vancouver, BC
Canada V6E 2E9

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 2 3 2008
THOMSON FINANCIAL

FILE NO. 82- 35180 FISCAL YEAR 12/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: ERS
DAT : 4/22/08

BEST AVAILABLE COPY

082-35780



# ANNUAL INFORMATION FORM

# OF

12-31-07
AR/S

aurora
aurora energy resources inc.

Suite 1650, 1055 West Hastings Street
Vancouver, B.C.
Canada
V6E 2E9
1 (604) 632-4677

**For the fiscal year ended December 31, 2007**

**Dated March 28, 2008**

## TABLE OF CONTENTS


PRELIMINARY NOTES .......... 2

CURRENCY AND EXCHANGE RATES .......... 2

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS .......... 2

CORPORATE STRUCTURE OF THE CORPORATION .......... 3

GENERAL DEVELOPMENT OF THE BUSINESS .......... 3

DESCRIPTION OF THE BUSINESS .......... 4

RISK FACTORS .......... 5

MINERAL PROPERTIES .......... 11

DIVIDENDS .......... 14

DESCRIPTION OF CAPITAL STRUCTURE .......... 15

MARKET FOR SECURITIES .......... 15

PRIOR SALES .......... 16

DIRECTORS AND OFFICERS .......... 16

CONFLICTS OF INTEREST .......... 20

PROMOTERS .......... 20

LEGAL PROCEEDINGS AND REGULATORY ACTIONS .......... 20

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS .......... 21

REGISTRAR AND TRANSFER AGENT .......... 21

MATERIAL CONTRACTS .......... 21

INTERESTS OF EXPERTS .......... 21

AUDIT COMMITTEE INFORMATION .......... 22

ADDITIONAL INFORMATION .......... 24

## PRELIMINARY NOTES

Throughout this Annual Information Form ("AIF"), Aurora Energy Resources Inc. is referred to as the "Aurora" or the "Corporation". All information contained herein is as at December 31, 2007, unless otherwise stated.

## CURRENCY AND EXCHANGE RATES

All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars.

## CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This AIF contains "forward-looking information" which may include, but is not limited to, statements with respect to the future financial or operating performance of the Corporation and its projects, the future price of uranium, iron oxide, copper, gold or other metal prices, the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; fluctuations in the value of Canadian and United States dollars relative to each other; changes in project parameters as plans continue to be refined; changes in labour costs or other costs of production; future prices of uranium, iron oxide, copper, gold and other metal prices; possible variations of mineral grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry, including but not limited to environmental hazards, cave-ins, pit-wall failures, flooding, rock bursts and other acts of God or unfavourable operating conditions and losses; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; and the factors discussed in the section entitled "Risk Factors" in this AIF. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this AIF and the Corporation disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by law. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

**Cautionary Note to United States Readers Concerning Estimates of Measured, Indicated and Inferred Resources**

This AIF uses the terms "Measured," "Indicated" and "Inferred" Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

## CORPORATE STRUCTURE OF THE CORPORATION

**Name and Incorporation**

Aurora Energy Resources Inc. was incorporated under the name "Labrador Uranium Co. Ltd." under the *Corporations Act* of Newfoundland and Labrador by articles of incorporation dated June 8, 2005. Pursuant to articles of amendment dated June 16, 2005, the terms of the authorized classes of shares of the Corporation were amended to provide that (i) each Class A common share shall be voting and participating; (ii) each Class B common share shall be voting at the rate of ¼ of a Class A common share and participating at the rate of ¼ of a Class A common share; and (iii) each Class C common share shall be non-voting and shall be participating at the rate of a Class A common share. Pursuant to articles of amendment dated July 29, 2005, the name of the Corporation was changed to "Aurora Energy Inc." and the articles of the Corporation were amended to remove the Class C common shares, to provide that the Class B common shares are convertible into Class A common shares on a 4:1 ratio and to adopt private corporation restrictions. Pursuant to articles of amendment dated February 15, 2006, (i) the name of the Corporation was changed to "Aurora Energy Resources Inc."; (ii) the private company restrictions contained in the articles of the Corporation were removed; (iii) the Class B common shares of the Corporation were removed; (iv) the Class A common shares of the Corporation were split on a 3:1 basis; and (v) the Class A common shares of the Corporation were renamed as the Common Shares. Further articles of amendment were filed on February 17, 2006 to effect a share split of the Common Shares on a 1.584000158:1 basis.

The registered office of the Corporation is located at 323 Duckworth Street, P.O. Box 5955, St. John's, Newfoundland and Labrador, A1C 5X4, and the head office of the Corporation is located at 1650 – 1055 West Hastings Street, Vancouver BC V6E 2E9.

**Intercorporate Relationships**

The Corporation does not have any subsidiaries.

## GENERAL DEVELOPMENT OF THE BUSINESS

**Three-Year History**

The Corporation was incorporated on June 8, 2005, for the sole purpose of holding the exploration property assets of a strategic alliance (the "Alliance") established between Fronteer Development Group Inc. ("Fronteer") and Altius Resources Inc. ("ARI"). As a result, the Corporation has acquired to date a 100% interest in 28 staked mineral licenses (collectively, the "CMB Uranium Property") totalling 3,248 claims (including the property known as the Michelin Uranium Deposit) located in the Central Mineral Belt ("CMB") of Labrador, (subject only to the royalty interests granted to ARI described below). In addition, pursuant to a survival agreement dated February 28, 2006 between Fronteer and ARI, if either Fronteer or ARI acquires any further mineral rights within a specified area of interest of approximately 5 kilometres surrounding the CMB Uranium Property, it will offer to have such rights transferred to the Corporation for the cost of acquisition.

Following its incorporation, the Corporation was initially owned as to 52% by Fronteer and as to 48% by ARI. ARI also was granted a 2% gross sales royalty on final product sales of uranium and a 2% net smelter royalty on sales of base and precious metals, in connection with the assets of the Alliance held by the Corporation.

Fronteer subsequently subscribed for an additional 4,444,440 Class B common shares of the Corporation on June 17, 2005 and August 17, 2005 for total proceeds of $4,999,995, thereby increasing its ownership percentage in the Corporation to 56.8%. These Class B common shares were converted into an aggregate of 1,111,110 Class A common shares (subsequently renamed as the Common Shares) effective January 31, 2006, and then split on a 3:1 basis effective February 15, 2006 and again on a 1.584000158:1 basis effective February 17, 2006.

The Corporation completed its initial public offering on March 22, 2006 pursuant to which it issued a further aggregate of 6,944,444 Common Shares at a price of $3.60 per share for aggregate gross proceeds of $24,999,998. Concurrently with the initial public offering, ARI also sold to the underwriters in a secondary offering an aggregate of 10,713,164 of its previously held Common Shares. A further 1,041,667 Common Shares were issued by the Corporation on April 5, 2006 at a price of $3.60 per share upon exercise of the over-allotment option granted by the Corporation to the underwriters in connection with the initial public offering. The Common Shares commenced trading on the Toronto Stock Exchange (the "TSX") on March 22, 2006 under the symbol AXU.

On October 4, 2006, the Corporation closed a bought deal short form prospectus offering (the "Short Form Offering"), pursuant to which the Corporation sold in aggregate 1,722,500 Common Shares in the capital of the Corporation at a price of $10.45 per Common Share, and 956,200 "flow-through" Common Shares at a price of $12.55 per "flow-through" Common Share for total gross proceeds to the Corporation of approximately $30 million. Concurrent with this financing, Fronteer purchased 956,938 Common Shares of the Corporation at a price of $10.45 per Common Share for aggregate additional gross proceeds to Aurora of approximately $10 million, on a private placement basis. Following the private placement and Short Form Offering, Fronteer's interest in the Corporation was 47.8%.

On November 27, 2007 the Corporation closed a bought deal financing. Pursuant to which it issued an aggregate of 6,018,600 Common Shares at a price of $16.00 per Common Share (including 706,100 Common Shares issued pursuant to the exercise of an over-allotment option) and an aggregate of 750,000 flow-through Shares at a price of $20.50 per share for aggregate gross proceeds to the Corporation of $111,672,600. Following this bought deal financing Fronteer's interest in the Corporation was reduced to 42.3%

## DESCRIPTION OF THE BUSINESS

The Corporation is engaged in the business of acquiring and exploring for, with the intent of initially developing, mineral resource properties in Newfoundland and Labrador, Canada. The Corporation's principal asset is its interest in the CMB Uranium Property. See "Development of the Business — Three-Year History." The Corporation's 100% owned Canadian uranium portfolio (subject only to a 2% royalty interest) is underpinned by the Michelin Uranium Deposit which contains a Measured and Indicated Mineral Resource of 67,434,000 pounds $U_3O_8$ and an additional Inferred Mineral Resource of

35,465,000 pounds $U_3O_8$. The Corporation's portfolio also contains the Jacques Lake deposit with an indicated mineral resource of 10,411,000 pounds $U_3O_8$ and an inferred mineral resource of 6,910,000 pounds $U_3O_8$ and four other deposits (known as the Gear, Nash, Inda and Rainbow deposits) with indicated resources totaling 6,065,000 pounds $U_3O_8$ and an additional inferred mineral resource of 7,404,000 pounds $U_3O_8$ See "Mineral Properties". The Corporation may expand its operations nationally and internationally if it is able to obtain additional properties of merit.

**Competitive Conditions**

The mineral exploration and mining business is competitive in all phases of exploration, development and production. The Corporation competes with a number of other entities in the search for and the acquisition of productive mineral properties. As a result of this competition, the Corporation may be unable to acquire attractive properties in the future on terms it considers acceptable. The Corporation also competes for financing with other resource companies, many of whom have greater financial resources and/or more advanced properties. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Corporation.

The ability of the Corporation to acquire properties depends on its success in exploring and developing its present properties and on its ability to select, acquire and bring to production suitable properties or prospects for mineral exploration and development. Factors beyond the control of the Corporation may affect the marketability of uranium or other minerals mined or discovered by the Corporation. See "Risk Factors".

**Employees**

As of December 31, 2007, the Corporation had 36 employees and 4 consultants.

## RISK FACTORS

An investment in securities of the Corporation involves a significant degree of risk and should be considered speculative due to the nature of the Corporation's business and the present stage of its development. In addition to the other information set forth elsewhere in this AIF, the following risk factors should be carefully reviewed by prospective investors.

*Exploration, Development and Operating Risks*

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of precious metals and other minerals may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Corporation will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as quantity and quality of the minerals and proximity to infrastructure; mineral prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted but could have a material adverse effect upon the Corporation's operations.

Mining operations generally involve a high degree of risk. The operations of the Corporation are subject to all the hazards and risks normally encountered in the exploration, development and production of precious metals and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

There is no certainty that the expenditures made by the Corporation towards the search and evaluation of precious metals and other minerals will result in discoveries of Mineral Resources, Mineral Reserves or any other mineral occurrences.

*Reliability of Resource Estimates*

There is no certainty that any of the Mineral Resources identified on any of the Corporation's properties to date will be realized. Until a deposit is actually mined and processed the quantity of Mineral Resources and grades must be considered as estimates only. In addition, the quantity of Mineral Resources may vary depending on, among other things, precious metal prices. Any material change in quantity of Mineral Resources, grade or stripping ratio may affect the economic viability of any project undertaken by the Corporation. In addition, there can be no assurance that metal recoveries in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.

Fluctuations in uranium and other precious or base metal prices, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Resources could have a material adverse effect on the Corporation's results of operations and financial condition.

*No History of Mineral Production*

The Corporation has never had any interest in mineral producing properties. There is no assurance that commercial quantities of minerals will be discovered at any of the properties of the Corporation or any future properties, nor is there any assurance that the exploration programs of the Corporation thereon will yield any positive results. Even if commercial quantities of minerals are discovered, there can be no assurance that any property of the Corporation will ever be brought to a stage where Mineral Resources can profitably be produced thereon. Factors which may limit the ability of the Corporation to produce Mineral Resources from its properties include, but are not limited to, the price of the Mineral Resources which are currently being explored for, availability of additional capital and financing and the nature of any mineral deposits.

*Reliance on Limited Number of Properties*

The only property interest of the Corporation is currently the CMB Uranium Property. As a result, unless the Corporation acquires additional property interests, any adverse developments affecting the CMB Uranium Property could have a material adverse effect upon the Corporation and would materially and adversely affect the potential mineral resource production, profitability, financial performance and results of operations of the Corporation. See "General Development – Three Year History".

*Competition from Other Energy Sources and Public Acceptance of Nuclear Energy*

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrate and uranium conversion services. Furthermore, the growth of the uranium and nuclear power industry beyond its current level will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

*Competition in the Uranium Industry*

The international uranium industry is highly competitive. The uranium mining industry is global and consists of a small, decreasing number of large players. Competition for new mining properties from these larger, more established companies may prevent the Corporation from acquiring interests in additional properties or mining operations. Accordingly, there can be no assurance that the Corporation will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.

*Insurance and Uninsured Risks*

The business of the Corporation is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to properties of the Corporation or others, delays in mining, monetary losses and possible legal liability.

Although the Corporation may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with a mining company's operations. The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Corporation or to other companies in the mining industry on acceptable terms. The Corporation might also become subject to liability for pollution or other hazards which it may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

*Environmental Risks and Hazards*

Current operations of the Corporation include the temporary storage and handling of fuel at a bulk site and in caches consisting of the following hazardous materials: diesel, jet A and gasoline. All fuel is delivered to the site via marine tanker ship. This fuel is dispensed into smaller containers (drums and heli-portable tanks) for helicopter transportation to exploration sites and camps. The primary risk regarding the use of these hazardous substances is their release into the environment through accidental spillage and its subsequent adverse effects on the terrestrial and marine habitat and species, soil, groundwater quality, human health and safety. The Corporation has implemented preventative measures through spill contingency plans and emergency preparedness to control these potential environmental impacts

All phases of the Corporation's operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation's operations. Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in exploration expenses, capital expenditures or production costs, or reduction in levels of production at producing properties, or require abandonment or delays in development of new mining properties.

*Infrastructure*

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations, financial condition and results of operations of the Corporation.

*Land Title*

Although the title to the properties in which the Corporation holds an interest was reviewed by or on behalf of the Corporation, and title opinions were obtained by the Corporation with regard to its properties, there may still be undetected title defects affecting such properties. Title insurance generally is not available, and the ability of the Corporation to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Furthermore, the Corporation has not conducted surveys of the claims in which it holds interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, the CMB Uranium Property may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects which could have a material adverse impact on the Corporation's operations. In addition, the Corporation may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

*Costs of Land Reclamation*

It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which the Corporation holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of the Corporation.

*Permits*

The Corporation cannot be certain that it will receive the necessary permits on acceptable terms to conduct further exploration and to develop its properties. The failure to obtain such permits, or delays in obtaining such permits, could increase the Corporation's costs and delay its activities, and could adversely affect the operations of the Corporation.

Government approvals, approval of aboriginal people and permits are currently and may in the future be required in connection with the operations of the Corporation. To the extent such approvals are required and not obtained, the Corporation may be curtailed or prohibited from continuing its operations or from proceeding with planned exploration or development of mineral properties. In October 2007, the Nunatsiavut government initiated the next steps towards formulating its policy on uranium mining on Labrador Inuit Lands, and struck a committee to further study the issue. In March 2008, the Nunatsiavut Assembly passed on first reading a bill to institute a three year suspension on uranium mining and milling. It is anticipated that the bill will be considered again on second reading by the Assembly in early April 2008. Aurora will continue working with the Nunatsiavut Government to build support and confidence in the proposed mining project. Any amendments to this bill as currently proposed and/or additional restrictions or prohibitions concerning uranium mining or related matters could have a material adverse impact on the company and its operations.

*Competition*

The mining industry is competitive in all of its phases. The Corporation faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, uranium and/or precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Corporation. As a result of this competition, the Corporation may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the revenues, operations and financial condition of the Corporation could be materially adversely affected.

*Hedging*

The Corporation does not have a hedging policy and has no current intention of adopting such a policy. Accordingly, the Corporation has no protections from declines in mineral prices.

*Additional Capital*

The development and exploration of the CMB Uranium Property will require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all such properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Corporation. In addition, any future financing may be dilutive to existing shareholders of the Corporation.

*Fluctuations in Metal Prices*

There can be no assurance that uranium prices received, if any, will be such that any property of the Corporation can be mined at a profit. The price of the Common Shares, and the financial results and exploration, development and mining activities of the Corporation may in the future be significantly and adversely affected by declines in the price of uranium, iron oxide, copper, gold and other minerals and base metals. The price of uranium, iron oxide, copper, gold and other minerals and base metals fluctuates widely and is affected by numerous factors beyond the control of the Corporation such as the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions and production costs of major mineral-producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges. With respect to uranium, such factors include the demand for nuclear power, political and economic conditions in uranium producing and consuming countries, uranium supply from secondary sources, uranium production levels and costs of production. Future serious price declines in the market value of uranium, iron oxide, copper, gold and other minerals and base metals could cause development of and commercial production from the CMB Uranium Property to be impracticable. Depending on the price of uranium, iron oxide, copper, gold and other minerals and base metals, cash flow from mining operations may not be sufficient and the Corporation could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Corporation's mining properties, if any, is dependent upon the prices of uranium, iron oxide, copper, gold and other minerals and base metals being adequate to make these properties economic.

In addition to adversely affecting any reserve estimates of the Corporation and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

*Exchange Rate Fluctuations*

Exchange rate fluctuations may affect the costs that the Corporation incurs in its operations. Precious metals and other minerals are generally sold in U.S. dollars and the costs of the Corporation are incurred in Canadian dollars. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the cost of exploration and production in U.S. dollar terms, which could materially and adversely affect the Corporation's profitability, results of operations and financial condition.

*Government Regulation*

The mining, processing, development and mineral exploration activities of the Corporation are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people, and other matters. Although the exploration and development activities of the Corporation are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling could have a substantial adverse impact on the Corporation.

*Dividend Policy*

No dividends on the Common Shares have been paid by the Corporation to date. Payment of any future dividends, if any, will be at the discretion of the Corporation's board of directors after taking into account many factors, including the Corporation's operating results, financial condition, and current and anticipated cash needs.

*Future Sales of Common Shares by Existing Shareholders*

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the ability of the Corporation to raise capital through future sales of Common Shares. The Corporation has previously issued Common Shares at an effective price per share which is lower than the current market price of the Common Shares. Accordingly, a significant number of shareholders of the Corporation have an investment profit in the Common Shares that they may seek to liquidate.

*Key Executives*

The Corporation is dependent upon the services of key executives, including the directors of the Corporation and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of the Corporation, the loss of these persons or the inability of the Corporation to attract and retain additional highly-skilled employees may adversely affect its business and future operations.

*Conflicts of Interest*

Certain of the directors and officers of the Corporation also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Corporation should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the *Corporations Act* of Newfoundland and Labrador and other applicable laws. The Corporation has also adopted a formal code of ethics to govern the activities of its directors, officers and employees.

*Passive Foreign Investment Company ("PFIC")*

The Corporation has not determined whether it meets the definition of PFIC, within the meaning of Sections 1291 through 1298 of the U.S. Internal Revenue Code for the current tax year and any prior tax years. The Corporation may or may not qualify as a PFIC in subsequent years due to changes in its assets and business operations. A U.S. Shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes. A U.S. Shareholder should consult their own U.S. tax advisor with respect to an investment in the Corporation's shares and to ascertain which of the alternative tax regimes, if any, might be beneficial to the U.S. Shareholder's own facts and circumstances.

## MINERAL PROPERTIES

The CMB Uranium Property is the only mineral property in which the Corporation currently holds an interest.

The CMB Uranium Property is located near the northeast coast of Labrador close to the town of Postville on Kaipokok Bay. The community of Happy Valley-Goose Bay, Labrador lies approximately 180 km to the south-southwest.

The property consists of 76,850 hectares comprising 3,248 mineral claims in 28 licenses and is 100% owned by the Corporation. Most of the claims are contiguous and cover much of the historical Kitts-Michelin uranium district in the eastern part of the Central Mineral Belt. The property is bordered to the northeast by the Exempt Mineral Lands which includes the communities of Postville and Makkovik, as well as, the Kitts Uranium Deposit. Access to the property is by fixed-wing aircraft from Happy Valley-Goose Bay to Postville, and then via a 5 to 15 minute helicopter trip.

Mineralization on the CMB Uranium Property is hosted by Paleoproterozoic supracrustal sequences of the Post Hill and Aillik Groups and is represented by approximately forty uranium showings, including eight significant uranium deposits/prospects (Michelin, Jacques Lake, Kitts, Rainbow, Otter Lake, Inda, Gear and Nash). The uranium mineralization is typically hosted within strongly foliated, pelitic metasedimentary rocks of the Post Hill Group or fine-grained felsic to intermediate metavolcanic rocks of the Aillik Group. Uranium mineralization is associated with magnetite + actinolite + calcite +/- pyrite veining and strong to intense shearing and pervasive hematite alteration (+/- magnetite).

As a follow-up to encouraging exploration results by predecessor companies during the period 2003-2005, and by the Corporation in 2006, a $21,250,000 budget was proposed by the Corporation for 2007 to further evaluate key targets within the CMB Uranium Property. This proposal included 75,000 metres of diamond drilling at the Michelin, Jacques Lake, Melody Hill, Aurora Corridor and Inda Lake Trend (Gear, Inda, Nash) target areas, a ground geophysical survey at the Michelin Deposit, and ongoing resource, metallurgical, environmental, and engineering studies.

A Titan IP survey was completed over the Michelin Deposit during April 2007 and on land in August/September 2006 with the goal of characterizing the I.P. response of the Michelin ore body for use as a regional exploration tool. The survey returned mixed results in the area of the deposit and was terminated in early May 2007.

Diamond drilling commenced on April 16th, 2007 and was completed on November 27th, 2007. A total of 141 drill holes totaling 49,793 metres were completed on the Michelin Main, Melody Hill, Jacques Lake, Aurora Corridor and Inda Lake Trend (Gear, Inda, and Nash) targets. Results have been very positive with the best results being intersected within the inferred mineral resource block at the Michelin Uranium Deposit, continuing strong results at the Jacques Lake deposit area with comparable grades and widths of uranium mineralization to that of Michelin, encouraging intercepts at depth at the historic Gear and Inda deposits, and new exploration discoveries along the Aurora Corridor (including Burnt Brook/Gayle/Kathi). However, progress on the 2007 program was slowed by a number of factors, chiefly drill permit delays, poor weather conditions, labour shortages for diamond drillers, and difficult drilling conditions resulting in a shortfall in the total completed metreage for the year versus planned metreage. As a result, the remaining metreage initially proposed to be completed during 2007 is expected be completed during a winter drill phase in 2008.

Ongoing metallurgical testing of ore from Michelin, Jacques Lake, and White Bear targets is being carried out at SGS Laboratories ("SGS") in Lakefield, Ontario. Testing to date has shown uranium recoveries at Michelin to be on the order of 88% and those at Jacques Lake to be approximately 91%. Additional work being carried out at SGS include process mineralogy, comminution, physical concentration, and waste rock characterization tests.

An updated National Instrument 43-101 compliant mineral resource estimate for the Michelin Deposit was recently completed over the month of January, 2007, together with an initial mineral resource estimate for the Jacques Lake deposit (collectively' the "January 2007 Estimate"). The mineral resource modeling in respect of the January 2007 Estimate was carried out with both an open pit and underground component. The January 2007 Estimate is further detailed in the table below.

## CMB Resource Summary

| | | Underground* | | | Open Pit* | | | Total |
|---|---|---|---|---|---|---|---|---|
| Deposit | Class | Tonnes | %U3O8 | lbs U3O8 | Tonnes | %U3O8 | lbs U3O8 | lbs U3O8 |
| MICHELIN | Measured | 1,289,000 | 0.12 | 3,310,000 | 5,795,000 | 0.08 | 9,768,000 | |
| | Indicated | 16,170,000 | 0.13 | 44,582,000 | 7,146,000 | 0.06 | 9,774,000 | |
| | **MEASURED & INDICATED** | **17,459,000** | **0.12** | **47,892,000** | **12,941,000** | **0.07** | **19,542,000** | **67,434,000** |
| JACQUES LAKE | Measured | 415,000 | 0.09 | 802,000 | 401,000 | 0.09 | 798,000 | |
| | Indicated | 3,357,000 | 0.08 | 5,861,000 | 1,909,000 | 0.07 | 2,950,000 | |
| | **MEASURED & INDICATED** | **3,772,000** | **0.08** | **6,663,000** | **2,310,000** | **0.07** | **3,748,000** | **10,411,000** |
| RAINBOW | Indicated | | | | 1,088,000 | 0.09 | 2,063,000 | 2,063,000 |
| NASH | Indicated | | | | 757,000 | 0.08 | 1,300,000 | 1,300,000 |
| INDA | Indicated | | | | 1,460,000 | 0.06 | 2,037,000 | 2,037,000 |
| GEAR | Indicated | | | | 520,000 | 0.06 | 665,000 | 665,000 |
| | | | | | | | | |
| **TOTAL** | **MEASURED & INDICATED** | **21,231,000** | **0.12** | **54,555,000** | **19,076,000** | **0.07** | **29,355,000** | **83,910,000** |
| MICHELIN | Inferred | 12,577,000 | 0.12 | 33,647,000 | 1,564,000 | 0.05 | 1,818,000 | 35,465,000 |
| JACQUES LAKE | Inferred | 2,778,000 | 0.08 | 4,596,000 | 2,210,000 | 0.05 | 2,314,000 | 6,910,000 |
| RAINBOW | Inferred | | | | 931,000 | 0.08 | 1,700,000 | 1,700,000 |
| NASH | Inferred | | | | 613,000 | 0.07 | 904,000 | 904,000 |
| INDA | Inferred | | | | 3,042,000 | 0.07 | 4,538,000 | 4,538,000 |
| GEAR | Inferred | | | | 210,000 | 0.06 | 262,000 | 262,000 |
| **TOTAL** | **INFERRED** | **15,355,000** | **0.11** | **38,243,000** | **8,570,000** | **0.06** | **11,536,000** | **49,779,000** |

** Aurora's CMB Mineral Resources are reported at cut-off grades that contemplate underground (0.05% $U_3O_8$) and open pit (0.03% $U_3O_8$) mining scenarios, based on preliminary economic assumptions, and may be refined with more in-depth economic analyses.*

Based on the encouraging results from the 2007 program, a two-phase program of work is being recommended for 2008. The 2008 Phase I Work Program is currently being carried out in Q4-2007/Q1-2008 and includes: the completion of the remaining infill meterage from 2007 to attempt to convert inferred mineral resource blocks to indicted at the Michelin and Jacques Lake deposits; the development of an updated 43-101 compliant resource for the Michelin Uranium Deposit and the Jacques Lake Deposit; ongoing environmental baseline work and metallurgical testing of the Michelin and Jacques Lake Deposits; and the initiation of geotechnical studies. The budget for the Proposed 2008 Phase I Work Program is $8,000,000 Cdn.

Presently, A 2008 Phase II Work Program is also recommended for Q2/3/4-2008. This would include: a 50,000 metre diamond drill program at Michelin, Jacques Lake, Aurora Corridor, Michelin East,

Rainbow, and Inda Lake Trend. The program will have several focuses as follows: to attempt to define and convert inferred lbs of U3O8 to indicated lbs at the known deposits at Michelin and Jacques Lake and to potentially develop new mineral resources within the other targets areas; a geological mapping and geochemical sampling program throughout the CMB claim group with particular focus on the Aurora River Trend, southwest of Jacques Lake; and an ongoing environmental baseline survey and monitoring program (Q2/Q3 – 2008). The budget for the Proposed 2008 Phase II Work Program is $20,000,000 Cdn. In addition, the Corporation has a development budget for environmental baseline and engineering and metallurgical studies of $18.0 million. See Risk Factors "Permits"

Further details regarding the CMB Uranium Property are available in the amended technical report entitled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to December 31, 2007" dated November 20, 2007, and prepared by Dr. D.H.C. Wilton, Gary Giroux P.Eng, Ian Cunningham-Dunlop, P. Eng., Christopher Lee, P. Geo., Jim Lincoln, P. Eng., and Mark O'Dea, P. Geo. available on SEDAR at www.sedar.com which is incorporated herein by reference.

Ian Cunningham-Dunlop, P. Eng., Vice-President, Exploration for Aurora, is a "Qualified Person" as defined in National Instrument 43-101 and has supervised the preparation of the scientific and technical disclosure contained in this Annual Information Form, other than with respect to the January 2007 Estimate. Mr. Cunningham-Dunlop has validated the above scientific and technical disclosure, other than with respect to the January 2007 Estimate, by formulating the 2007 exploration and personally supervising the execution of the above-noted programs in the field. In addition, Mr. Cunningham-Dunlop reviewed all samples and collection procedures as well as final assay results and calculated composites to ensure that standard industry practices were being met.

Christopher Lee, P. Geo. Chief Geoscientist, is a "Qualified Person" as defined in National Instrument 43-101 and has supervised the preparation of the scientific and technical disclosure contained in this Annual Information Form with respect to the January 2007 Estimate. Mr. Lee personally validated the drillhole database, constructed the geological resource model, and estimated and classified the mineral resources comprising the January 2007 Estimate according to the CIM Best Practice Guidelines for the Estimation of Mineral Resources and Mineral Reserves, as adopted by the CIM Council on November 23, 2003.

See also the press releases of the Corporation dated April 3, 2007, June 5, 2007, August 20, 2007, August 22, 2007, August 29, 2007, September 11, 2007, October 2, 2007, October 10, 2007, October 17, 2007, January 8, 2008, January 22, 2008, January 30, 2008, February 20, 2008, February 25, 2008 all available on SEDAR at www.sedar.com and incorporated herein by reference.

## DIVIDENDS

There are no restrictions that could prevent the Corporation from paying dividends. However, the Corporation has not paid any dividends on its Common Shares since incorporation. Any decision to pay dividends on the Common Shares in the future will be made by the board of directors of the Corporation on the basis of the earnings, financial requirements and other conditions existing at such time.

## DESCRIPTION OF CAPITAL STRUCTURE

The Corporation is authorized to issue an unlimited number of Common Shares. There are 73,207,428 Common Shares issued and outstanding as of March 28, 2007. Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, and to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a *pro rata* basis such dividends on the Common Shares, if any, as and when declared by the Corporation's board of directors at its discretion from funds legally available therefore, and, upon the liquidation, dissolution or winding up of the Corporation, are entitled to receive on a *pro rata* basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a *pro rata* basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

## MARKET FOR SECURITIES

The Common Shares are listed for trading on the TSX under the symbol "AXU".

The Common Shares traded as follows on the TSX during the year ended December 31, 2007:

| Month | Volume | High ($) | Low ($) |
|---|---|---|---|
| December-07 | 1,816,325 | 14.1 | 11.51 |
| November-07 | 3,176,285 | 16.82 | 13.51 |
| October-07 | 5,775,258 | 16.75 | 13.2 |
| September-07 | 2,975,964 | 13.7 | 10.74 |
| August-07 | 3,385,664 | 14.86 | 8.14 |
| July-07 | 4,427,067 | 17.47 | 13.06 |
| June-07 | 5,319,931 | 18.7 | 16.27 |
| May-07 | 3,866,692 | 20.09 | 16.8 |
| April-07 | 3,405,504 | 18.7 | 15.1 |
| March-07 | 4,479,877 | 15.75 | 13.08 |
| February-07 | 4,384,679 | 17.75 | 14.8 |
| January-07 | 4,103,999 | 15.6 | 12.66 |

## PRIOR SALES

The Corporation issued the following non-trading securities (stock options and warrants) during the financial year ended December 31, 2007:

| Date of Issue | Number of Securities Issued | Exercise Price | Expiry Date |
|---|---|---|---|
| 2-Jan-07 | 25,000 | 13.58 | 2-Jan-12 |
| 12-Jan-07 | 75,000 | 14.41 | 12-Jan-12 |
| 14-Feb-07 | 135,000 | 16.27 | 14-Feb-12 |
| 16-Mar-07 | 645,000 | 14.37 | 16-Mar-12 |
| 4-Apr-07 | 100,000 | 15.48 | 4-Apr-12 |
| 16-Apr-07 | 55,000 | 16.39 | 16-Apr-12 |
| 7-May-07 | 25,000 | 18.03 | 7-May-12 |
| 16-Jul-07 | 80,000 | 16.48 | 16-Jul-12 |
| 30-Jul-07 | 50,000 | 14.20 | 30-Jul-12 |
| 23-Oct-07 | 15,000 | 15.85 | 23-Oct-12 |
| 26-Nov-07 | 20,000 | 14.37 | 26-Nov-12 |
| 12-Dec-07 | 110,000 | 13.55 | 12-Dec-12 |

## DIRECTORS AND OFFICERS

### Name, Address, Position, Occupation and Security Holding

The name, province or state, and country of residence, position or office held with the Corporation and principal occupation for the immediately preceding five years of each of the directors and executive officers of the Corporation are as follows:

| Name and Residence | Position with Corporation | Principal Occupation for Five Preceding years | Director Since |
|---|---|---|---|
| Oliver Lennox-King, Ontario, Canada(2) | Chairman | Chairman of Fronteer (2003 to present), mineral exploration company.<br><br>Chairman and director, Southern Cross Resources Inc. (1997 to 2003), mineral exploration company. | January, 2006 |
| Mark O'Dea (3) British Columbia, Canada | President, Chief Executive Officer and Director | President and Chief Executive Officer of Fronteer (2001 to present), mineral exploration company. | June 2005 |
| Eric Cunningham Toronto, Ontario(1)(2)(3) | Director | Director – Labrador Iron Mines Holdings, Mineral exploration Company (2008 –Present)<br><br>Mining industry consultant (2001 to present) | January, 2006 |

| | | | |
|---|---|---|---|
| Angus Bruneau, (1)(3)<br>Newfoundland and Labrador, Canada | Director | Chairman of Fortis Inc. (1988 to 2006), electrical utility.<br><br>Director of Petro Canada Inc. (1996 to 2007), diversified oil and gas company.<br><br>Director of SNC Lavalin (1991 – 2006), engineering company.<br><br>Director of Inco Ltd. (1997 to 2006), mining company.<br><br>Director of Canada Life Assurance Co. (1996 – 2003), financial institution. | August 2006 |
| Mark Dobbin, (1)(2)<br>Newfoundland and Labrador, Canada | Director | Chairman of CHC Helicopters Corp. (2006 to present), helicopter services company.<br><br>President, Killick Capital Inc. (2004 to present), private investment company.<br><br>Chief executive officer and lead director, Vector Aerospace Corp. (1998 to 2003), aviation repair company | November 2006 |
| Ian Cunningham-Dunlop<br>British Columbia, Canada | Vice-President, Exploration | Exploration Manager of Fronteer (2004 to present), mineral exploration company.<br><br>Manager (McFinley Project) of Rubicon Minerals Corporation (2003 to 2004), mineral exploration company.<br><br>Senior Geologist/Regional Manager, Barrick Gold Corporation (2001 to 2003), mineral exploration company. | N/A |
| Sean Tetzlaff(4)<br>British Columbia, Canada | (Former) Chief Financial Officer and Corporate Secretary | Chief Financial Officer and Corporate Secretary of Fronteer (2005 to 2008), mineral exploration company.<br><br>Manager, KPMG LLP (2000 to 2004), chartered accountancy firm. | N/A |

| | | | |
|---|---|---|---|
| Paul Coombs[4]<br>Newfoundland & Labrador, Canada | Chief Financial Officer and Corporate Secretary | Controller, Xstrata PLC - CCR Division (2006 to 2008)<br>Controller, Falconbridge Ltd. CCR Division (2004 – 2006)<br>Accounting Manager, Falconbridge Ltd. Timmins Metallurgical Site (1999 to 2004) | N/A |
| Christopher Lee,<br>British Columbia, Canada | Chief Geoscientist | Chief Geoscientist, Fronteer (2007 to present), mineral exploration company.<br><br>Principal Geologist, SRK Consulting (2000 to 2006), Mineral resource consulting company | N/A |
| John Roberts | Vice President, Environment | Director of Environment and Energy, Conference Board of Canada (2004 to 2007)<br><br>President – Roberts Environmental Strategies (2002 to 2003) | N/A |
| Jim Lincoln,<br>Montana, USA | Vice President, Operations | Vice President, Operations of Fronteer Development Group Inc. (2006 to present), mineral exploration company.<br><br>Vice President, Corporate Development of Jinshan Gold Mines Inc. (2005 to 2006), mining company.<br><br>Principal of Lincoln Associates Inc. (2004 to 2005), international mineral resource consulting company.<br><br>Senior Vice President and Chief Operating Officer of North Star Exploration Inc. (2002 to 2004), mineral exploration company. | N/A |
| Don Falconer,<br>Ontario, Canada | Vice President, Corporate Development | Vice President, Marketing and Investor Relations SXR Uranium One (2005 to 2006), mining company.<br><br>Director, VP Corporate Development and Corporate Secretary of Southern Cross Resources (1997 to 2005), mineral exploration company | N/A |

Notes

(1) Member of the audit committee.

(2) Member of the governance, nominating and compensation committee.

(3) Member of the environment, health and safety committee.

(4) Mr. Tetzlaff was replaced by Mr. Coombs as Chief Financial Officer and Corporate Secretary on February 4, 2008.

The term of office of each of the Corporation's directors expires at the Corporation's next annual general meeting at which directors are elected for the upcoming year.

**Aggregate Ownership of Securities**

As at December 31, 2007, the directors and executive officers of the Corporation, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 124,800 Common Shares constituting approximately 0.17% of issued and outstanding Common Shares as of such date.

**Cease Trade Orders, Bankruptcies, Penalties Or Sanctions**

To the knowledge of the Corporation, save for as set out below:

1. no director or executive officer of the Corporation is, as at the date of this AIF, or has been, within 10 years before the date of this AIF, a director, chief financial officer or chief executive officer of any company that,

   (a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, in any case for a period of more than 30 consecutive days (any such order, an "Order") that was issued while that person was acting in that capacity; or

   (b) was subject to an Order that was issued after that person ceased to act in such capacity which Order resulted from an event that occurred while that person was acting in that capacity;

2. no director, executive officer or significant shareholder of the Corporation:

   (a) is, at the date of this AIF, or has been within 10 years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or solvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

   (b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets; and

3. no director, executive officer or significant shareholder of the Corporation has been subject to:

   (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

   any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Mr. Lennox-King was a director of Unisphere Waste Conversion Ltd. (TSXV: UCB). He resigned as a director of Unisphere Waste Conversion Ltd. on February 9, 2005, immediately before a subsidiary of this company filed a Notice of Intention to make a proposal to its creditors under the *Bankruptcy and Insolvency Act* (Canada).

In 2002, Jim Lincoln was employed by North Star Exploration, Inc. ("North Star") as Senior Vice President and Chief Operating Officer. North Star was a wholly-owned subsidiary of EMEX Corporation ("EMEX"), a NASDAQ listed company. EMEX was controlled by a New York Banking Family Trust ("Trust"). Over a six year period from late 1996 through late 2002, EMEX invested approximately US $30 million in North Star and another EMEX subsidiary. The funds were supplied by the Trust in the form of secured loans to EMEX. In late 2002, the Trustees of the Trust decided that the investment was not going to be paid back in any reasonable time. The Trust chose to end its business endeavors by declaring Chapter 11 bankruptcy under the US bankruptcy laws. In December, 2002, EMEX Corporation filed for Chapter 11 bankruptcy in the Bankruptcy Court of Denver, Colorado. The bankruptcy proceedings were completed in the Denver Bankruptcy Court in late 2003. In November, 2002, upon learning of the intent of the parent company to file for bankruptcy, Mr. Lincoln resigned as an officer and board member from North Star Exploration Inc.

The above and below information as to ownership of securities of the Corporation, corporate cease trade orders, bankruptcies, penalties or sanctions, and existing or potential conflicts of interest has been provided by each insider of the Corporation individually in respect of himself or herself.

## CONFLICTS OF INTEREST

Except as disclosed herein, to the knowledge of management of the Corporation, there are no existing or potential material conflicts of interest between the Corporation or any director or officer of the Corporation. Directors and officers of the Corporation may serve as directors and/or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Corporation or any of its subsidiaries may participate, the directors of the Corporation may have a conflict of interest in negotiating and conducting terms in respect of such participation. In the event that such conflict of interest arises at a meeting of the Corporation's board of directors, a director who has such a conflict is required to disclose such conflict and abstain from voting for or against the approval of such participation or such terms. See "Risk Factors".

## PROMOTERS

Each of Fronteer and ARI may be considered to be a promoter of the Corporation within the meaning of relevant Canadian securities legislation. As of the date hereof, (i) Fronteer beneficially owns or exercises control or direction over 30,947,336 Common Shares (representing 42.29 % of all issued and outstanding Common Shares as of the date hereof) which were acquired by Fronteer for an aggregate purchase price of $14,999,9995 together with Fronteer's interest in the CMB Uranium Property; and (ii) ARI beneficially owns or exercises control or direction over 2,500,000 Common Shares (representing 3.42% of all issued and outstanding Common Shares as of the date hereof) which were acquired by ARI in partial consideration of ARI's interest in the CMB Uranium Property (ARI was originally issued 22,809,602 Common Shares in partial consideration of its interest in the CMB Uranium Property, calculated after giving effect to the share splits which were effected on February 15 and February 17, 2006). In exchange for its interest in the CMB Uranium Property, ARI also reserved and retained a 2% gross sales royalty on final product sales of uranium and a 2% net smelter royalty on sales of base and precious metals removed or recovered from the CMB Uranium Property. See "General Development of the Business".

## LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Neither presently nor at any time during its most recently completed financial year has the Corporation been a party to, or any of its property been the subject of, any material legal proceedings or regulatory action and the Corporation is not aware of any such proceedings or actions known to be contemplated.

## INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer, principal holder of securities of the Corporation, or any associate or affiliate thereof has or has had any material interest, directly or indirectly, in any transaction involving the Corporation since its incorporation, that has materially affected or will materially affect the Corporation, other than (i) the sale to the Corporation of the CMB Uranium Property by Fronteer and ARI in exchange for 10,000,000 Class A Common Shares; (ii) the purchase by Fronteer of 4,444,440 Class B common shares for an aggregate purchase price of $4,999,995; and (iii) the purchase by Fronteer of 956,938 Common Shares of the Corporation for an aggregate purchase price of $10,000,000. See the "General Development of the Business". In addition during the year ended December 31, 2007, Fronteer charged the Corporation $914,935 (including applicable GST/HST) for the reimbursement of office costs and expenses, incurred by Fronteer on the Corporation's behalf.

## REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent of the Corporation is Pacific Corporate Trust Company at its principal office in Vancouver, British Columbia.

## MATERIAL CONTRACTS

The only material contracts entered into by the Corporation or in which the Corporation holds an interest, other than in the ordinary course of business, entered into within the most recently completed financial year of the Corporation or before the most recently completed financial year but which are still in effect are as follows:

(i) the Underwriting Agreement dated October 31, 2007, between the Corporation and Cormark Securities Inc., RBC Capital Markets Inc., National Bank Financial Inc., Blackmont Capital Inc. and Dundee Securities Corporation;

(ii) the Survival Agreement; and

(iii) the Royalty Agreement between the Corporation and ARI dated June 17, 2005 granting to ARI the 2% gross sales royalty on uranium and a 2% net smelter royalty on base and precious metals in respect of the CMB Uranium Property.

## INTERESTS OF EXPERTS

### Name of Experts

PricewaterhouseCoopers LLP, Independent Registered Chartered Accountants, provide auditors' reports with respect to the audited financial statements of the Corporation.

The individuals named below have each prepared technical reports for the Corporation with respect to the CMB Uranium Property:

(a) Dr. D.H.C. Wilton, co-author of the amended technical report entitled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January, 2006 to January 2007" dated February 19, 2007 and amended March 1, 2007;

(b) Gary Giroux P.Eng of Gary Giroux Consultants Inc. co-author of the technical report entitled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January, 2006 to January 2007" dated February 19, 2007 and the amended and restated report dated March 1, 2007;

(c) Dr. D.H.C. Wilton, Gary Giroux P.Eng of Gary Giroux Consultants Inc., Dr. Mark O'Dea, Jim Lincoln, Ian Cunningham-Dunlop and Chris Lee, each co-authors of the technical report entitled "An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property Labrador Canada During the Period January 1, 2007 to October 31, 2007" Dated November 20, 2007.

**Interests of Experts**

As of the date of this AIF, PricewaterhouseCoopers LLP have reported that they are independent in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

Mark O'Dea is a director and officer of the Corporation and held 741,100 options in the Corporation on November 20, 2007, and 719,600 as of the date of this AIF. Jim Lincoln, Ian Cunningham-Dunlop and Chris Lee are employees of the Corporation and their individual interests in the Corporation's securities represent less than one per cent of the total outstanding securities of the same class of the Corporation, both as at (i) the date of this AIF and (ii) as of the dates of the respective technical reports authored by such individuals as noted above.

Except as noted above, none of the other experts named under "Name of Experts," when they prepared the statement or report, or at any time thereafter to the date hereof, had or received any registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation (based on information provided to the Corporation by the experts).

## AUDIT COMMITTEE INFORMATION

**Audit Committee Charter**

The Corporation's audit committee has a charter (the "Audit Committee Charter") in the form attached to this AIF as Schedule "A."

**Composition of the Audit Committee**

The following are the members of the Corporation's audit committee:

| | | |
|---|---|---|
| Mark Dobbin (Chairman) | Independent (1) | Financially literate (1) |
| Angus Bruneau | Independent (1) | Financially literate (1) |
| Eric Cunningham | Independent (1) | Financially literate (1) |

(1) As defined by Multilateral Instrument 52-110.

**Relevant Education and Experience**

The following is a description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member:

***Mark Dobbin***

Mark Dobbin holds a Bachelor of Commerce degree from Memorial University of Newfoundland and a Masters in Business Administration from Dalhousie University. Mr. Dobbin currently serves as Chairman of Canadian Helicopters Corporation and is President of Killick Capital Inc., a private investment company. He became Chairman and CEO of Vector Aerospace Corporation ("Vector") in June 1998 upon the successful completion of its initial public offering of shares on the TSX. He held these positions until November 2003. Prior to the formation of Vector he was the Senior Vice President of CHC Helicopter Corporation having worked with it and its predecessor companies since 1981. Mr. Dobbin is a past director of Stratos Global Corporation where he chaired the Human Resources Committee and served on the Audit Committee. As a result of his past experience, Mr. Dobbin has extensive experience evaluating financial statements with a breadth and level of complexity similar to those of the Corporation.

***Angus Bruneau***

Dr. Angus Bruneau is a P.Eng and holds a BSc., D.Eng, and a PhD. Dr. Bruneau has been a director of Petro Canada Inc. where he served on the Audit, Finance and Risk Committee and past Chairman of the board of directors of Fortis Inc. He has also served as a director of Inco Limited and SNC Lavalin Group Inc., where he served as chairman of the audit committee for 6 years. He is an executive member of a number of not-for-profit organizations, including Sustainable Development Technology Canada, Canadian Institute for Child Health and the National Round Table on the Environment and the Economy. As a result of his past experience, Dr. Bruneau has extensive experience evaluating financial statements with a breadth and level of complexity similar to those of the Corporation.

***Eric Cunningham***

Mr. Cunningham is a director of Labrador Iron Mine Holdings, and has been engaged as an independent mining consultant since 2001, and is a former director of Viceroy Exploration Ltd. Mr. Cunningham was the joint owner of the Golden Kopje Mine in Zimbabwe (1997 to 2001) and managing director of Trillion Resources Inc. (1992 to 1997). Mr. Cunningham was also Manager of Mining and Projects at Fluor Daniel Wright, a mining engineering firm (1987 to 1992) and held various positions with Sherritt Gordon Mines (1973 to 1987). Mr. Cunningham holds a B.Sc. in Geology from Rhodes University in South Africa. As a result of his past experience, Mr. Cunningham has extensive experience evaluating financial statements with a breadth and level of complexity similar to those of the Corporation.

**Audit Committee Oversight**

At no time since the commencement of the year ended December 31, 2007, was a recommendation of the audit committee to nominate or compensate an Independent Registered Chartered Accountant not adopted by the board of directors of the Corporation.

**Pre-Approval Policies and Procedure**

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the Audit Committee Charter attached as Schedule "A" hereto.

**Independent Registered Chartered Accountants Services Fees (By Category)**

The aggregate fees billed by the Corporation's Independent Registered Chartered Accountants in the years ended December 31, 2007 and 2006 are as follows:

| | Audit Fees | Audit Related Fees | Tax Fees | All Other Fees | Total Fees |
|---|---|---|---|---|---|
| 2007 | $28,482 | $Nil | $8,734 | $Nil | $37,216 |
| 2006 | $101,070 | $Nil | $8,882 | $Nil | $109,952 |

The nature of each category of fees is as follows:

Audit Fees:

Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation's annual financial statements, reviews of the Corporation's interim financial statements and attestation services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees:

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not reported under the Audit Fees item above.

Tax Fees:

Tax fees were paid for tax compliance, tax advice and tax planning professional services.

## ADDITIONAL INFORMATION

Additional information relating to the Corporation is available under the Corporation's profile at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Corporation's information circular for its most recent annual general meeting of security holders involving the election of directors. Additional financial information is provided in the Corporation's financial statements and management's discussion and analysis for the Corporation's most recently completed financial year.

**SCHEDULE "A"**

aurora energy resources inc.

## Charter of the Audit Committee of the Board of Directors

## I PURPOSE

The Audit Committee (the "**Committee**") is a committee of and appointed by the Board of Directors (the "**Board**") of Aurora Energy Resources Inc. (the "**Corporation**") to assist the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Corporation. The Committee's primary duties and responsibilities are to:

- conduct such reviews and discussions with management and the external auditors relating to the audit and financial reporting as are deemed appropriate by the Committee;
- assess the integrity of internal controls and financial reporting procedures of the Corporation and ensure implementation of such controls and procedures;
- ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel;
- review the quarterly and annual financial statements and management's discussion and analysis of the Corporation's financial position and operating results and report thereon to the Board for approval of same;
- select and monitor the independence and performance of the Corporation's external auditors, including attending at private meetings with the external auditors and reviewing and approving all renewals or dismissals of the external auditors and their remuneration;
- establish procedures for the receipt of complaints and submissions relating to accounting matters;
- except as set forth below, pre-approve all audit and non-audit services provided by the Corporation's external auditors; and
- provide oversight to related party transactions entered into by the Corporation.

The Committee has the authority to conduct or authorize any investigation appropriate to its responsibilities, and it may request the external auditors, as well as any officer of the Corporation, or outside counsel for the Corporation, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee to provide pertinent information as necessary. The Committee shall have unrestricted access to the books and records of the Corporation and has the authority to retain, at the expense of the Corporation, special legal, accounting, or other consultants or experts to assist in the performance of the Committee's duties.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

In fulfilling its responsibilities, the Committee will carry out the specific duties set out in Part IV of this Charter.

## II AUTHORITY OF THE AUDIT COMMITTEE

The Committee shall have the authority to:

(b) engage independent counsel and other advisors as it determines necessary to carry out its duties;

(c) set and pay the compensation for advisors employed by the Committee;

(d) communicate directly with the internal and external auditors.

III **COMPOSITION AND MEETINGS**

1. The Committee and its membership shall meet all applicable legal, regulatory and listing requirements, including, without limitation, those of the Ontario Securities Commission ("**OSC**"), the Toronto Stock Exchange, the *Corporations Act* (Newfoundland) and all applicable securities regulatory authorities.

2. The Committee shall be composed of three or more directors as shall be designated by the Board from time to time. The members of the Committee shall appoint from among themselves a member who shall serve as Chair.

3. Each member of the Committee shall be "independent" and "financially literate", for the purposes of Multilateral Instrument 52-110 ("**MI 52-110**"), as it may be amended from time to time. MI 52-110 currently provides that a member is independent if the member has no direct or independent material relationship with the Corporation. A "material" relationship is one which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's judgement. There are certain relationships that are, however, deemed to be "material" under MI 52-110. In assessing a proposed nominee to the Committee, the Board shall refer to MI 52-110 and any other requirements or guidelines under applicable securities laws and any stock exchanges on which the Corporation's securities are listed.

4. The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements. A minimum of two and at least 50% of the members of the Committee present either in person or by telephone shall constitute a quorum.

5. If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

6. If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

7. The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by, the Committee. A meeting of the Committee may be called by letter, telephone, facsimile, email or other communication equipment, by giving at least 48 hours notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference

telephone or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

8. Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

9. The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting.

10. The Committee may invite such officers, directors and employees of the Corporation and its subsidiaries as the Committee may see fit, from time to time, to attend at meetings of the Committee.

11. Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. All decisions or recommendations of the Committee shall require the approval of the Board prior to implementation.

The Committee members will be elected annually at the first meeting of the Board following the annual general meeting of shareholders.

## IV RESPONSIBILITIES

### A Financial Accounting and Reporting Process and Internal Controls

1. The Committee shall review the annual audited financial statements and interim financial statements of the Corporation to satisfy itself that they are presented in accordance with applicable generally accepted accounting principles ("**Canadian GAAP**") and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review the interim financial statements of the Corporation. With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting policies, principles, practices, estimates, reserves and judgments of management with management and the external auditors, as and when the Committee deems it appropriate to do so, and shall satisfy itself that the annual audited financial statements are accurate, complete and represent fairly the Corporation's financial position and performance and that the audit function has been effectively carried out. If desirable, the Committee may engage the Corporation's external auditors to carry out a review of the interim financial statements.

2. The Committee shall review management's discussion and analysis relating to the Corporation's annual and interim financial statements ("**MD&A**") MD&A and any other public disclosure documents, including annual and interim earnings press releases, required to be reviewed by the Committee under any applicable laws before the Corporation publicly discloses this information or files this information with securities regulatory authorities.

3. The Committee shall be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's annual and interim financial statements, MD&A and annual and interim earnings press releases, and periodically assess the adequacy of these procedures.

4. The Committee shall review the annual budget.

5. The Committee shall review any internal control reports prepared by management and the evaluation of such reports by the external auditors, together with management's response.

6. The Committee shall evaluate whether management is setting the appropriate "control culture" by communicating the importance of internal control and the management of risk and ensuring that all employees have an understanding of their roles and responsibilities.

7. The Committee shall consider how management is held to account for security of computer systems and applications, and the contingency plans for processing financial information in the event of a systems breakdown.

8. The Committee shall review, in consultation with the external auditors, the integrity of the Corporation's financial reporting processes, both internal and external.

9. The Committee shall consider the external auditors' judgments about the quality and appropriateness, not just the acceptability, of the Corporation's accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices.

10. The Committee shall meet no less frequently than annually with the external auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Corporation in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial Officer or, in the absence of a Chief Financial Officer, the officer of the Corporation in charge of financial matters, deem appropriate.

11. The Committee shall consider and approve, if appropriate, major changes to the Corporation's accounting principles and practices as suggested by management with the concurrence of the external auditor and ensure that the management's reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.

12. The Committee shall inquire of management and the external auditors about significant risks or exposures, both internal and external, to which the Corporation may be subject and assess the steps management has taken to minimize such risks, including by obtaining the external auditors' opinion of how effectively such risks are being managed or controlled.

13. The Committee shall review the post-audit or management letter containing the recommendations of the external auditors and management's response and subsequent follow-up to any identified weaknesses.

14. The Committee shall provide oversight to related party transactions entered into by the Corporation.

15. The Committee shall review policies and procedures with respect to officers' expense accounts and management perquisites and benefits, including their expenditures related to

executive travel and entertainment, and review the results of the procedures performed in these areas by the external auditor, based on terms of reference agreed upon by the external auditor and the Committee.

**B Independent Auditors**

1. The Committee shall recommend to the Board the external auditors to be nominated, for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, and the compensation of the external auditors.

2. The Committee shall instruct the external auditors to report directly to the Committee and ensure that significant findings and recommendations made by the external auditors are received and discussed by the Committee on a timely basis.

3. The Committee shall be directly responsible for overseeing the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting, and shall review the performance of the external auditors and approve any proposed discharge of the external auditors when circumstances warrant.

4. The Committee shall periodically consult the external auditors out of the presence of management about any matters that the Committee or the external auditors believes should be discussed privately, including, without limitation, significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the Corporation's financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

5. Except as otherwise indicated in this Charter, the Committee shall pre-approve all audit and non-audit services not prohibited by Canadian securities laws and regulations to be provided by the external auditors and delegate, if desirable, to one or more of its members the authority to pre-approve any such audit or permitted non-audit services, provided that any such pre-approval is presented to the Committee at its next scheduled meeting following the pre-approval.

6. The Committee shall monitor and assess the relationship between management and the external auditors, including reviewing any management letters or other reports of the external auditors and discussing and resolving any material differences of opinion between management and the external auditors.

7. The Committee shall monitor, review, confirm and discuss with the external auditors, on an annual basis, all significant relationships the external auditors have with the Corporation and the range of services provided to determine the independence and objectivity of the external auditors.

8. Prior to the audit, the Committee shall review the external auditors' audit plan, including the scope, procedures, timing and staffing of the audit, and the Committee may authorize the external auditors to perform supplemental reviews or audits as the Committee may deem desirable.

9. The Committee shall review with the external auditors the results of the annual audit and, if applicable, the results of the quarterly review, including matters related to the conduct of the audit and the review, as the case may be.

10. The Committee shall obtain timely reports from the external auditors describing critical accounting policies and practices, alternative treatments of information within Canadian GAAP that were discussed with management, their ramifications, and the external auditors' preferred treatment and material written communications between the Corporation and the external auditors.

11. The Committee shall review fees paid by the Corporation to the external auditors and other professionals in respect of audit and non-audit services on an annual basis.

12. The Committee shall review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

**C Process Improvement**

1. The Committee shall establish regular and separate systems of reporting to the Committee by each of management and the external auditors regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

2. Following completion of the annual audit and quarterly reviews (if applicable), the Committee shall review separately with each of management and the external auditors any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditors received during the course of the audit and reviews.

3. The Committee shall review and resolve any significant disagreements among management and the external auditors in connection with the preparation of the financial statements and, where there are significant unsettled issues, the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

4. The Committee shall review with the external auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

**D Ethical and Legal Compliance**

1. The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

2. The Committee shall review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up of any non-compliance.

3. The Committee shall review management's monitoring of the Corporation's system that is in place to ensure that the Corporation's financial statements, reports and other financial information disseminated to governmental organizations and the public satisfy legal requirements.

4. The Committee shall ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel.

5. The Committee shall obtain regular updates from management and others, including internal and external auditors and legal counsel, concerning the Corporation's compliance with financial related laws and regulations such as tax and financial reporting laws and regulations, legal withholding requirements, occupational health and safety laws and personal information and protection of privacy laws.

6. The Committee shall be satisfied that all regulatory compliance matters have been considered in the preparation of financial statements.

7. The Committee shall review the findings of any examination by regulatory agencies.

**E Other Responsibilities**

While the Committee has the responsibilities and duties set out in this Charter, it is not the duty of the Committee to plan or conduct audits, to prepare or audit financial statements or to design or implement an effective system of internal controls. Such matters are the responsibility of management and the internal and external auditors of the Corporation, as the case may be.

In addition to the responsibilities and duties of the Committee set out in this Charter, the Committee shall perform any other activities consistent with this Charter and all applicable legal, regulatory and listing requirements (including those of the applicable securities regulatory authorities and the stock exchanges on which the Corporation's securities are listed), as the Committee or the Board deems necessary or appropriate.

aurora

aurora energy resources inc.

**Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters**

1. The Corporation shall inform employees on the Corporation's intranet, if there is one, or via a newsletter or e-mail that is disseminated to all employees at least annually, of the individual (the "**Complaints Officer**") designated from time to time by the Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

2. The Complaints Officer shall be informed that any complaints or submissions so received must be kept confidential and that the identity of employee(s) making complaints or submissions shall be kept confidential and shall only be communicated to the Committee or the Chair of the Committee.

3. The Complaints Officer shall be informed that he or she must report to the Committee as frequently as such Complaints Officer deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Committee called to approve interim and annual financial statements of the Corporation.

4. Upon receipt of a report from the Complaints Officer, the Committee shall discuss the report and take such steps as the Committee may deem appropriate.

5. The Complaints Officer shall retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.

aurora

aurora energy resources inc.

## AURORA ENERGY RESOURCES INC.

### Procedures for Approval of Non-Audit Services

1. The Corporation's external auditors shall be prohibited from performing for the Corporation the following categories of non-audit services:

    (a) bookkeeping or other services related to the Corporation's accounting records or financial statements;

    (b) financial information systems design and implementation;

    (c) appraisal or valuation services, fairness opinion or contributions-in-kind reports;

    (d) actuarial services;

    (e) internal audit outsourcing services;

    (f) management functions;

    (g) human resources;

    (h) broker or dealer, investment advisor or investment banking services;

    (i) legal services;

    (j) expert services unrelated to the audit; and

    (k) any other service that the Canadian Public Accountability Board or any other applicable regulatory authority determines is impermissible.

2. In the event that the Corporation wishes to retain the services of the Corporation's external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Corporation shall consult with the Chair of the Committee, who shall have the authority to approve or disapprove on behalf of the Committee, such non-audit services in accordance. All other non-audit services shall be approved or disapproved by the Committee as a whole as set forth herein.

3. The Chief Financial Officer of the Corporation shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee no less frequently than on a quarterly basis.

This Audit Committee Charter was adopted by the Board on the 7th day of February, 2006.

By order of the Board of Directors

AURORA ENERGY RESOURCES INC.

Signed /s/ Oliver Lennox-King

Chairman

aurora
aurora energy resources inc.

**(AN EXPLORATION STAGE CORPORATION)**

# MANAGEMENT'S DISCUSSION & ANALYSIS

**FOR THE YEARS ENDED DECEMBER 31, 2007 and 2006**

**FORM 51-102F1**

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Aurora Energy Resources Inc. (the "Corporation" or "Aurora") for the year ended December 31, 2007, and the related notes thereto. The Corporation's reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. The Corporation reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles ("GAAP"). This MD&A is dated as of March 28, 2008.

***OVERVIEW***

The Corporation was incorporated on June 8, 2005, and operates in the mineral resource industry. Its principal focus is on the exploration and development of uranium projects in Newfoundland & Labrador, one of the most promising uranium districts in the world, as well as, potential evaluation and acquisition of opportunities throughout the world. Aurora is committed to responsible development with lasting local benefits and the highest standards of safety, health, and environmental protection.

On March 21, 2006, the Corporation completed an initial public offering (the "IPO"), issuing 6,944,444 common shares from treasury for gross proceeds of $24,999,998 and commenced trading on the Toronto Stock Exchange under the symbol "AXU". On April 5, 2006, the underwriters of the Corporation's IPO exercised an over-allotment option to purchase an additional 1,041,667 common shares of the Corporation for gross proceeds of $3,750,001.

In October 2006, the Corporation closed a short-form prospectus offering and concurrent private placement, issuing 2,679,438 common shares at a price of $10.45 per common share, of which Fronteer Development Group Inc. ("Fronteer") acquired 956,938 common shares and 956,200 flow-through shares at a price of $12.55 per flow-through share, raising gross proceeds of approximately $40,000,000. Proceeds of the financings will be used for exploration of the Corporation's CMB Uranium Property, possible acquisition of additional properties and general corporate purposes.

And in November 2007, the Corporation announced that it closed a further bought deal financing, issuing an aggregate of 6,018,600 common shares at a price of $16.00 per common share (including 706,100 common shares issued pursuant to the exercise of an over-allotment option) and an aggregate of 750,000 flow-through shares at a price of $20.50 per share for aggregate gross proceeds to the Corporation of $111,672,600.

Since 2005, Aurora's exploration activities have expanded its combined measured, indicated and inferred resource base to a measured and indicated mineral resource of 83.9 million pounds $U_3O_8$ and an inferred resource of 49.8 million pounds $U_3O_8$ The Corporation's 100% owned Canadian uranium portfolio (subject only to a 2% royalty interest) is underpinned by the Michelin Uranium Deposit which contains a Measured and Indicated Mineral Resource of 67,434,000 pounds $U_3O_8$ and an additional Inferred Mineral Resource of 35,465,000 pounds $U_3O_8$. The Corporation's portfolio also contains the Jacques Lake deposit with an indicated mineral resource of 10,411,000 pounds $U_3O_8$ and an inferred resource of 6,910,000 pounds $U_3O_8$ and four other deposits (known as the Gear, Nash, Inda and Rainbow deposits) with indicated resources totaling 6,065,000 pounds $U_3O_8$ and an additional Inferred Mineral Resource of 7,404,000 pounds $U_3O_8$. See detailed table in the Exploration Projects section.

In April 2007, the Corporation began an advanced exploration program, one of the largest single-project uranium exploration campaigns in the world, with a budget of $20,750,000 and the objective of completing up to 75,000 metres of drilling. The programs aim was to increase the size of the existing uranium deposits at Michelin and Jacques Lake, as well as further explore the Aurora Corridor and Inda Lake Trend.

Aurora is now able to explore year-round, with two fully winterized camps. In January 2008, the Corporation commenced a 20,000 meter winter drill program focused on in-fill and geotechnical drilling needed for delineation and mine design.

The following discussion contains forward-looking statements that involve risks and uncertainties. Additional information about the Corporation, including a copy of the Corporation's most recently filed short-form prospectus, can be obtained from SEDAR at www.sedar.com.

***OVERALL PERFORMANCE***

During 2007, the Corporation completed one of Canada's largest single project uranium exploration programs and continued an extensive amount of concurrent engineering and environment studies at its Michelin and Jacques Lake uranium deposits. As at December 31, 2007, the Corporation has cash and cash equivalents of $131,094,585.

Exploration expenditures for fiscal 2007 totalled $22,170,065 (net of non budgeted items comprising non-cash stock-based compensation of $4,193,447, capitalized amortization of $296,834 and the effect of future income taxes of $1,896,983) compared to a budget of $20,750,000.

Cash used in operating activities totalled $2,990,402 for 2007 as compared to $1,435,736 for 2006, while cash in-flows from financing activities totalled $110,244,554 for 2007 compared to $68,515,868 in 2006. For nine months of fiscal 2006, the Corporation was publicly traded and incurred operating costs relating to non-direct exploration activities that were expensed.

Presently, the Corporation has an exploration and in-fill budget for 2008 of $25.7 million, a development budget for environmental baseline and engineering and metallurgical studies of $18.0 million and a general and administrative operating budget of approximately $4.7 million.

There are significant uncertainties regarding the trends in U3O8 and other mineral prices and the availability of equity financing for the purpose of mineral exploration and development. For instance, the price of U3O8 and other minerals has fluctuated widely in recent years and wide fluctuations are expected to continue. Apart from these and the risk factors noted under the heading "Risk Factors", management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Corporation's business, financial condition or results of operations.

*SELECTED ANNUAL INFORMATION*

The following financial data is derived from the Corporation's financial statements for the 2007, 2006 and 2005 fiscal years:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Total revenues | Nil | Nil | Nil |
| Net loss for the period | $7,414,906 | $12,571,640 | $18,607 |
| Basic and diluted loss per share | $0.11 | $0.23 | $0.00 |
| Total assets | $192,186,937 | $76,419,309 | $6,467,699 |
| Long-term financial liabilities | Nil | Nil | Nil |
| Cash dividends declared | Nil | Nil | Nil |

*RESULTS OF OPERATIONS*

The Corporation has not yet determined whether any of its exploration properties contain resources that are economically recoverable. All direct costs associated with exploration of these properties are capitalized as incurred. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is deemed not appropriate in the foreseeable future, the related deferred expenditures are written off.

***December 31, 2007 vs. December 31, 2006***

The Corporation's net loss for the year ended December 31, 2007 was $7,414,906 or $0.11 per share compared to a net loss of $12,571,640 or $0.23 per share for the same period in the prior year. The Corporation's net loss for 2007 consists primarily of stock-based compensation expense, wages and benefits expense, investor relations, promotion and advertising costs, office and general expenses, Part XII.6 tax, consulting expense and listing and filing fees, offset by interest income. There were minimal operating expenses prior to March 21, 2006 as prior to this date the Corporation was a private company and substantially all of its expenses related to exploration and were therefore deferred to the balance sheet.

Stock-based compensation expense for the year ended December 31, 2007, totalled $5,829,935 as compared to $11,515,664 for the same period in 2006. The Corporation issued a total of 4,952,500 stock options to directors, employees and consultants in 2006 at fair values ranging from $2.35 to $9.31 per option, as compared to 1,335,000 options issued at fair values ranging from $6.66 to $9.48 in 2007. The Corporation expenses the value attributed to the options as determined using the Black Scholes model, over the options vesting term. Stock option expense relating to those employees working on the Corporation's exploration properties has been charged to the properties in the same manner in which exploration wages have been charged to the properties.

Wages and benefits costs totalled $2,450,259 for the year ended December 31, 2007, as compared to $949,666 for the same period in 2006. The increase is attributed to a full year of expense in 2007 and an increase in personnel, salaries and bonuses paid in 2007 over 2006. Wages and benefits paid to staff involved directly in exploration are included in exploration properties and deferred exploration expenditures when a specific exploration project can be identified.

Investor relations, promotion and advertising expense totalled $1,072,501 for the year ended December 31, 2007 as compared to $819,313 for the same period in 2006. Timing of promotional activities and costs for the Corporation's first annual report and design of the Corporations website and marketing materials, which were incurred mainly in the second quarter of 2007, were the main factors for period over period changes.

Office and general expense totalled $925,581 for the year ended December 31, 2007, as compared to $285,674 for the same period in 2006. Commencing in April 2006, Aurora entered into a Shared Service Agreement with Fronteer to share head office space and related administrations costs. During 2007, the Corporation saw increases in almost all categories of office and general expenses including increased costs for non-project travel, directors' and officers' insurance, general commercial liability insurance, computer supplies and repairs, printing and copying and donations, commensurate with the growth of the Corporation during the year.

In October 2006, the Corporation issued 956,200 flow-through common shares, raising gross proceeds of $12,000,310. The tax benefit of these planned resource expenditures were fully renounced to the flow-through common share subscribers in February 2007. The resulting future income tax effect of the renouncement of $3,960,102, was netted against share capital. The Canada Revenue Agency levies a tax on the unspent portion of these expenditures called Part XII.6 tax. The Corporation has accrued $185,395 of Part XII.6 tax as at December 31, 2007, and has met its resource expenditure obligation from the flow-through funds raised.

Consulting fees totalled $183,966 for the year ended December 31, 2007, compared to $128,761 for the same period in 2006. The increase in fees is primarily related to fees paid to executive and employee search firms as the Corporation has embarked on an extensive search for additional talent as its operations continue to grow.

Listing and filing fees totalled $130,754 for the year ended December 31, 2007, as compared to $52,129 for the same period in 2006. The increase is due to the payment of higher annual sustaining and maintenance fees to the Toronto Stock Exchange which are calculated based on market capitalization and fees paid for the additional reservation of stock options under the Corporations existing option plan.

Interest income increased to $2,224,932 for the year ended December 31, 2007 from 1,009,599 at December 31, 2006. The increased interest income reflects a higher interest rate and overall average cash balance as compared to the prior year and reflects timing of receipt and investment of funds from one period to the next.

Total assets at December 31, 2007, increased to $192,186,937 from $76,419,309 at December 31, 2006 primarily due to the completion of the bought deal financing in November 2007, which raised gross proceeds of $111,672,600, and the receipt of proceeds from the exercise of warrants and stock options totalling $3,501,490. Total cash flows from financing activities for the year ended December 31, 2007 totalled $110,244,554 as compared to $68,515,868 for the same period ending in 2006.

*December 31, 2006 vs. December 31, 2005*

Since the Corporation was incorporated on June 8, 2005 with its fiscal year end of December 31, it first fiscal year ended December 31, 2005 represents a stub period consisting of approximately seven months, whereas its second fiscal year ended December 31, 2006 reflects a full year of operations including nine months as a public company.

The Corporation's net loss for the year ended December 31, 2006 was $12,571,640 or $0.23 per share compared to a net loss of $18,607 or $nil per share for the period ended December 31, 2005. The increase in the Corporation's net loss is reflective of the fact that the Corporation is now a public company with the associated administrative costs. There were minimal operating expenses prior to March 21, 2006 as prior to this date the Corporation was a private company and substantially all of its expenses related to exploration and were therefore deferred to the balance sheet.

The net loss for the year ended December 31, 2006 and the period ended December 31, 2005, consists primarily of stock-based compensation expense, investor relations, promotion and advertising costs, wages and benefits expense, and office and general expenses, offset by interest income.

Stock-based compensation expense for the year ended December 31, 2006 totalled $11,515,664 and $nil for the period ended December 31, 2005. No stock-based compensation expense was incurred in the period ended December 31, 2005 as no options were granted until March 2006. The Corporation issued 4,952,500 stock options to directors, employees and consultants during 2006. The Corporation expenses the value attributed to the options using the Black Scholes model, over the option vesting terms which range from immediate vesting for directors to vesting over 24 months. Stock option expense relating to those employees working on the Corporation's exploration properties has been added to the properties in the same manner in which exploration wages have been added to the properties. This amount totalled $1,151,344 for the year ended December 31, 2006.

Wages and benefits costs expensed totalled $949,666 for the year ended December 31, 2006 and $nil for the period ended December 31, 2005. No wage costs were expensed for the period ended December 31, 2005. All administration staff commenced employment on March 22, 2006 at salary amounts determined by the compensation committee of the board of directors. Wages and benefits paid to staff involved directly in exploration are included in exploration properties and deferred exploration expenditures when a specific exploration projects can be identified. Included in wages and benefits costs expensed for 2006 is accrual for bonuses totalling $195,582.

Investor relations, promotion and advertising expense totalled $819,313 for the year ended December 31, 2006 and $30 for the period ended December 31, 2005. The majority of the investor relations fees were paid to investor relation consultants for assistance in establishing investor meetings. The majority of the promotion and advertising costs relate to trade shows and conferences, travel costs and payments made to a marketing consulting firm which assisted with the development of the Corporation's corporate branding, website design and marketing materials. In addition, investor and analyst tours were conducted at the Corporation's projects in August 2006.

Office and general expense totalled $285,674 for the year ended December 31, 2006 and $1,489 for the period ended December 31, 2005. Commencing in April 2006, Aurora entered into a Shared Service Agreement with Fronteer to share head office space and related administration costs.

Total assets at December 31, 2006 increased to $76,419,309 from $6,467,699 at December 31, 2005 primarily as a result of the completion of the March 2006 IPO and October 2006 financing and deferral of the Corporation's exploration expenditures during the year to date. In addition, proceeds of $3,926,195 were received for the exercise of stock options and warrants during 2006. Total cash flows from financing activities for the year ended December 31, 2006, which consisted primarily of the net proceeds from the March 2006 IPO and October 2006 financing, and the exercise of options and warrants, were $68,427,530 compared to $5,077,325 for the seven-month period ending December 31, 2005.

***EXPLORATION PROJECTS***

For the year ended December 31, 2007, the Corporation incurred property expenditures of $22,466,899 on the CMB uranium Property, excluding stock based compensation and related future income taxes of $6,090,430 and development costs of $5,811,755, as compared to a budget of $20,750,000. Weather issues and delays obtaining the Michelin drilling permits, resulted in a slow start to the 2007 field season. The Corporation was required to delay the start of its 2007 field program while the Provincial and Nunatsiavut governments negotiated the Standards for Quarrying and Mineral Exploration for Labrador Inuit Lands. Permits were granted for drilling at Michelin early in the second quarter, and are now effectively granted for all project areas.

For the 2007 year, Aurora had planned a $20,750,000 work program to continue the evaluation of the CMB Uranium Property and advance the project towards development. A further $8,000,000 budget has been allocated to completing this program as further discussed below. The main focus of the 2007 exploration program and current winter drill program is to 1) expand the size of the known deposits; 2) convert inferred mineral resources to indicated mineral resources; and 3) focus on discovering new deposits in the district.

The 2007 work program also included additional metallurgical testing of coarse core rejects from the 2006 drilling campaign, as well as ongoing engineering and environmental work conducted by a consortium of engineering and environmental consultants, managed by Micon International Ltd. and including SNC Lavalin, Golder Associates, Senes Consultants and Sikumiut Environmental Management Ltd. and Minaskuat Limited Partnership, Inuit and Innu affiliated companies.

The Corporation is transitioning from seasonal exploration to year-round project development and advancement. Drilling activities are based in two fully winterized camps located at Michelin and Jacques Lake. As of December 31, 2007, the Corporation drilled a total of 49,793 metres in 141 holes including 21,611 metres in 50 holes at Michelin, 14,209 metres in 28 holes at Jacques Lake, 5,755 metres in 18 holes along the Inda Lake trend on the Gear, Inda and Nash targets, 1,045 metres in 10 holes at Burnt Brook, 900 metres in eight holes at Gayle, 2,047 metres in 12 holes at the Aurora Corridor West and 4,226 metres in 15 holes at Melody Hill, as compared to a target of 75,000 for the year.

The discrepancy from budget stems largely from the poor weather, permitting delays and lower than planned average drill rates achieved earlier in the spring.

The Corporation designed a winter drill program which commenced in January 2008 to address the shortfall in metres drilled from the 2007 program. The winter phase has a budgeted cost of $8,000,000 and a planned 20,000 metres to be drilled, primarily targeting in-fill drilling at Michelin and Jacques Lake using six drill rigs with the goal of converting the inferred mineral resource areas to measured and indicated categories. The winter program is expected to be completed in March 2008, and is expected be followed up by spring, summer and fall programs. See further details of the winter program in the technical report entitled "An Update On The

Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During The Period January 1, 2007 To October 31, 2007" which can be viewed on SEDAR at www.sedar.com.

Presently, the Corporation is proposing to advance the recommended program on its CMB Uranium Property throughout the balance of 2008 by completing the program as set forth in the above noted technical report dated November 20, 2007, prepared for the Corporation by Derek Wilton, G.H. Giroux, Ian Cunningham-Dunlop, Christopher Lee, Mark O'Dea and Jim Lincoln. This recommended program is comprised of two phases, as follows:

(i) regional exploration within the CMB Uranium Property at a total estimated cost of $44,000,000 to be concluded in 2008 and beyond. Included in this cost is $8,000,000 to be expended to complete the winter drill program as discussed above and $20,000,000 for a further 50,000 metre drill program, to commence in May upon successful conclusion of the winter drill program; and

(ii) continuation of environmental baseline and engineering and metallurgical studies on the CMB Uranium Property at a total budgeted cost for 2008 of $18,000,000.

During the year ended December 31, 2007, the Corporation incurred expenditures of $5,811,755 as compared to a budget of $8,000,000 on baseline environmental surveys for water quality; vegetation; mammal and marine life and lake bathymetry; a fly-over survey of potential Michelin road routes; meetings with the Canadian Environmental Assessment Authority ("CEAA") and the Canadian Nuclear Safety Commission; drafting of a project registration document; commencement of engineering studies including detailed mine; tailings and infrastructure design alternatives and metallurgical test work including ore sorting and leaching. See Risk Factors "Permits"

The Corporation continues to work towards formally registering its project with the CEAA. This registration will officially commence the federal environmental assessment process.

Assuming successful completion of infill drilling and conversion of the existing resource into measured and indicated categories, the Corporation expects to move towards completing a pre-feasibility study for the Michelin and Jacques lake projects by the end on 2008 or first quarter of 2009.

The operation of a mine and mill would provide a number high quality jobs and training opportunities. If a mine is ultimately put into production, we estimate that the project will create 600-700 construction jobs and 400-500 full-time jobs during the operations phase. Over the past four years, the Corporation has demonstrated its commitment to support local suppliers and in doing so contributed to the creation of direct and indirect local employment. At least 30% of Aurora's expenditures have remained in the local and provincial economy.

Aurora's commitment goes beyond the immediate employment and business benefits our activities bring to local people and communities. To build cooperative relationships with community and government Aurora also wants to foster a better understanding of these activities amongst our stakeholders. In 2007, with the support of Areva which allowed us access to its facilities, Aurora took a group of representatives from both the Nunatsiavut Government and Labrador North Coast communities to a producing uranium mine in Saskatchewan. The tour took visitors to an active uranium mine, as well as a reclaimed uranium mine. Visitors were also given the opportunity to meet with members of the nearby community and speak with them about the experience of living next to a uranium mining operation, as well as some of the benefits associated with it.

With the support of both the Nunatsiavut Government and the Government of Newfoundland and Labrador, Aurora has voluntarily removed historic waste material from the Melody Lake, White Bear, and Inda properties that was left by a previous operator in the 1980s. Local communities have long wanted the debris removed and our initiative is a result of our ongoing consultation with these communities and governments. The historic waste included stored garbage, wood, 45-gallon oil drums, and various metals including old tins and tools. The clean-up project took several weeks to complete. The waste material was disposed of in a safe and environmentally responsible manner by a specialized contractor.

During the first quarter of 2008, an updated National Instrument 43-101 compliant resource estimate for the Michelin, Jacques Lake, Rainbow, Nash, Inda and Gear deposits was announced. A detailed breakdown of the resource estimate for both deposits is shown in the following table[1]:

| | | Underground* | | | Open Pit* | | | Total |
|---|---|---|---|---|---|---|---|---|
| **Deposit** | **Class** | **Tonnes** | **%U3O8** | **lbs U3O8** | **Tonnes** | **%U3O8** | **lbs U3O8** | **lbs U3O8** |
| **MICHELIN** | Measured | 1,289,000 | 0.12 | 3,310,000 | 5,795,000 | 0.08 | 9,768,000 | |
| | Indicated | 16,170,000 | 0.13 | 44,582,000 | 7,146,000 | 0.06 | 9,774,000 | |
| | **MEASURED & INDICATED** | **17,459,000** | **0.12** | **47,892,000** | **12,941,000** | **0.07** | **19,542,000** | **67,434,000** |
| **JACQUES LAKE** | Measured | 415,000 | 0.09 | 802,000 | 401,000 | 0.09 | 798,000 | |
| | Indicated | 3,357,000 | 0.08 | 5,861,000 | 1,909,000 | 0.07 | 2,950,000 | |
| | **MEASURED & INDICATED** | **3,772,000** | **0.08** | **6,663,000** | **2,310,000** | **0.07** | **3,748,000** | **10,411,000** |
| **RAINBOW** | Indicated | | | | 1,088,000 | 0.09 | 2,063,000 | 2,063,000 |
| **NASH** | Indicated | | | | 757,000 | 0.08 | 1,300,000 | 1,300,000 |
| **INDA** | Indicated | | | | 1,460,000 | 0.06 | 2,037,000 | 2,037,000 |
| **GEAR** | Indicated | | | | 520,000 | 0.06 | 665,000 | 665,000 |
| **TOTAL** | **MEASURED & INDICATED** | **21,231,000** | **0.12** | **54,555,000** | **19,076,000** | **0.07** | **29,355,000** | **83,910,000** |
| **MICHELIN** | Inferred | 12,577,000 | 0.12 | 33,647,000 | 1,564,000 | 0.05 | 1,818,000 | 35,465,000 |
| **JACQUES LAKE** | Inferred | 2,778,000 | 0.08 | 4,596,000 | 2,210,000 | 0.05 | 2,314,000 | 6,910,000 |
| **RAINBOW** | Inferred | | | | 931,000 | 0.08 | 1,700,000 | 1,700,000 |
| **NASH** | Inferred | | | | 613,000 | 0.07 | 904,000 | 904,000 |
| **INDA** | Inferred | | | | 3,042,000 | 0.07 | 4,538,000 | 4,538,000 |

[1] Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, Exploration Vice-President for the Corporation, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario. The Designated Qualified Person responsible for the above resource estimates is Christopher Lee, P. Geo. Chief Geoscientist for Aurora Energy Resources Inc..

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **GEAR** | Inferred | | | | 210,000 | 0.06 | 262,000 | 262,000 |
| **TOTAL** | **INFERRED** | **15,355,000** | **0.11** | **38,243,000** | **8,570,000** | **0.06** | **11,536,000** | **49,779,000** |

** Aurora's CMB Mineral Resources are reported at cut-off grades that contemplate underground (0.05% $U_3O_8$) and open pit (0.03% $U_3O_8$) mining scenarios, based on preliminary economic assumptions, and may be refined with more in-depth economic analyses.*

For the above noted data, a National Instrument 43-101 compliant technical report will be filed by April 2008. For further details on the Corporation's CMB Project's, please refer to the National Instrument 43-101 compliant technical report entitled "**An Update on the exploration activities of Aurora Energy Resources Inc. on the CMB Uranium Property Labrador Canada During the Period January 1, 2007 to October 31, 2007" Dated November 20, 2007**" dated November 20, 2007and prepared by Dr. D.H.C. Wilton, Gary Giroux P.Eng of Gary Giroux Consultants Inc. Dr. Mark O'Dea, Jim Lincoln, Ian Cunningham-Dunlop and Chris Lee which can be viewed on SEDAR at www.sedar.com.

In October 2007, the Nunatsiavut government initiated the next steps towards formulating its policy on uranium mining on Labrador Inuit Lands. The Nunatsiavut House of Assembly has struck a committee to further study the issue. The committee is made up of all available Assembly Members along with individuals from the Department of Lands and Resources that have been working on this policy. Experts on uranium mining, as well as community and industry representatives have been asked to present information to committee members before a policy is determined. The Corporation has actively participated in the process to the extent allowed by the Nunatsiavut government. In March 2008, the Nunatsiavut Assembly passed on first reading a bill to institute a three year suspension on uranium mining and milling. (Laws must undergo two readings and votes to be passed in the Nunatsiavut Assembly.) It is anticipated that the bill will be considered again on second reading by the Assembly in early April 2008. Aurora will continue working with the Nunatsiavut Government to build support and confidence in the proposed mining project. For further information please see risk factors - Permits.

All scientific and technical information contained in this MD&A has been prepared by or under the supervision of Ian Cunningham-Dunlop Vice-President Exploration with Aurora, a "qualified person" within the meaning of National Instrument 43-101.

***SUMMARY OF QUARTERLY RESULTS***

The following information is derived from the Corporation's quarterly financial statements for the past eight quarters.

| | **March 2007** | **June 2007** | **September 2007** | **December 2007** |
|---|---|---|---|---|
| Net sales | Nil | Nil | Nil | Nil |
| Loss before discontinued operations | $2,966,503 | $2,726,938 | $1,440,320 | $281,145 |
| Basic and diluted loss per share before discontinued operations | $0.05 | $0.04 | $0.02 | $0.00 |
| Net loss for the period | $2,966,503 | $2,726,938 | $1,440,320 | $281,145 |
| Basic and diluted loss per share for the period | $0.05 | $0.04 | $0.02 | $0.00 |

| | March 2006 | June 2006 | September 2006 | December 2006 |
|---|---|---|---|---|
| Net sales | Nil | Nil | Nil | Nil |
| Loss before discontinued operations | $3,204,172 | $1,652,548 | $2,228,791 | $5,486,129 |
| Basic and diluted loss per share before discontinued operations | $0.06 | $0.03 | $0.04 | $0.10 |
| Net loss for the period | $3,204,172 | $1,652,548 | $2,228,791 | $5,486,129 |
| Basic and diluted loss per share for the period | $0.06 | $0.03 | $0.04 | $0.10 |

The decrease in the net loss for the fourth quarter of 2007, as compared to the third quarter of 2007 was attributable to an increase in future income tax recovery in the fourth quarter to $750,768 from $202,412 in the third quarter and an increase in interest income in the fourth quarter to $746,963 from $438,919 in the third quarter, as a result of the receipt of financing proceeds.

The decrease in the net loss for the third quarter of 2007, as compared to the second quarter of 2007 was attributable to a decrease in stock based compensation expense in the third quarter to $990,924 from $2,466,233 in the second quarter and a decrease in Part XII.6 tax expense in the third quarter to $5,158 from $90,611 in the second quarter, as a result of the Corporation meeting its flow through expenditure commitment.

The decrease in the net loss for the second quarter of 2007, as compared to the first quarter of 2007 was attributable to a decrease in investor relations expense in the second quarter to $160,872 from $355,412 in the first quarter. The decrease is primarily due to annual report costs that were recorded in the first quarter.

The net loss for the first quarter of 2007 is primarily attributable to stock-based compensation expense of $2,422,364 recognized during the quarter. In addition, wages and benefits expense increased due to an increase overall number of employees from prior periods and a payment a management bonus.

The increase in the net loss for the fourth quarter of 2006 was attributable to the stock-based compensation expense of $4,612,993 relating to the value attributed to stock options granted in the quarter as compared to stock-based compensation of $1,793,398 in the third quarter of 2006. In addition, wages and benefits expense increased in the fourth quarter to $507,950 from $201,996 in the third quarter primarily due to the accrual of bonuses for fiscal 2006.

The increase in the net loss for the first quarter of 2006 was attributable to stock-based compensation expense of $4,729,292 relating to the value attributed to stock options granted in the quarter in conjunction with the Corporation's IPO, as compared to stock-based compensation of $379,981 in the second quarter of 2006.

In addition, the Corporation realized a future income tax recovery of $1,675,748 at March 31, 2006 on the recognition of previously unrecognized tax pools. This was partially offset by a future income tax expense of $915,328 in the second quarter on the reversal of tax assets that were no longer available to the Corporation due to a tax election made by Altius that was filed in the second quarter for the initial transfer of Altius' share of the exploration properties transferred to the Corporation.

## *LIQUIDITY AND CAPITAL RESOURCES*

As at December 31, 2007, the Corporation had cash of $131,094,585 and working capital of $129,898,119 compared to cash of $53,137,862 and working capital of $52,386,417 as at December 31, 2006. The increase in cash and working capital of $77,956,723 and $77,511,702, respectively, is primarily related to the receipt of the November 2007 financing proceeds, proceeds from the exercise of stock options and proceeds from the exercise of warrants, offset by cash deferred development and exploration expenditures of $27,981,820 and cash operating costs of $2,990,402.

The Corporation has financed its operations from incorporation, to date, through the issuance of equity securities and has no sources of cash flow from operations other than interest income. The Corporation's current available cash resources are expected to be sufficient to fund its operations through 2008 and 2009 through feasibility assuming positive results from ongoing drilling and ongoing engineering and development work. The Corporation remains dependent on raising additional financing through the issuance of equity securities. The Corporation has no pre-arranged source of debt financing and no bank indebtedness.

The Corporation allocated $5,000,000 of its IPO financing for further property acquisitions. To date, the Corporation has acquired two additional claims in the CMB at a cost of $17,680. No other properties have been selected for acquisition.

The Corporation shares office premises and a number of employees in common with Fronteer. In March 2006, the Corporation signed a cost sharing agreement whereby Fronteer will charge the Corporation its share of the common office costs and common employee benefit costs to the Corporation. This arrangement is evaluated regularly and adjusted based upon the activity levels with each company and can be terminated on 60-days notice by either party. During 2007, the Corporation was invoiced a total of $807,070 by Fronteer for costs and related GST/HST relating to the 2007 CMB exploration program, fixed asset purchases, and general and administrative costs incurred on its behalf. At December 31, 2007, the Corporation owed Fronteer $107,865.

As at December 31, 2007, the Corporation is committed to incur prior to December 31, 2007, on a best efforts basis, approximately $15,086,886 in qualifying Canadian exploration expenditures pursuant to a financing from which flow-through proceeds had been received prior to December 31, 2007 and renounced to the investors as at that date.

As at December 31, 2007, the Corporation has 4,241,168 stock options outstanding which, if exercised, would bring a further $36,230,308 to the Corporation's treasury.

The Corporation has the following contractual obligations as at December 31, 2007:

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| Contractual obligations | Total | Less than 1 year | 1-3 years | 4-5 years | After 5 years |
| Operating leases | $480,873 | $209,882 | $270,991 | Nil | Nil |

## *DISCLOSURE CONTROLS AND PROCEDURES*

*Disclosure Controls and Procedures*

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of the Corporation's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) of the Exchange Act) was carried out by the Corporation's principal executive officer and principal financial officer. Based upon that evaluation, the Corporation's principal executive officer and principal financial officer have concluded, as of the end of the period covered by this report, that the design and operation of the Corporation's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Corporation in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and is accumulated and communicated to management, including the Corporation's principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Corporation's disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Corporation and its subsidiaries to disclose material information otherwise required to be set forth in the Corporation's periodic reports. The Corporation's disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that the Corporation files or submits under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

*Internal Control Over Financial Reporting*

During the year ended December 31, 2007, there were no changes in the Corporation's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

*Management Report on Internal Control Over Financial Reporting*

Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with Canadian GAAP.

Management has used the Internal Control – Integrated Framework to evaluate the effectiveness of internal control over financial reporting, in which a recognized and suitable framework is issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management evaluated the design and operation of the Corporation's internal control over financial reporting as of December 31, 2007. As a result, management concluded that the Corporation's internal control over financial reporting was effective.

### *OFF BALANCE SHEET ARRANGEMENTS*

The Corporation has not entered into any material off-balance sheet arrangements such as guarantee contracts, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

### *FOURTH QUARTER*

On November 27, 2007, the Corporation completed a bought deal financing. The Corporation issued an aggregate of 6,018,600 common shares at a price of $16.00 per common share (including 706,100 common shares issued pursuant to the exercise of an over-allotment option) and an aggregate of 750,000 Flow-Through Shares at a price of $20.50 per Flow-Through Share, for aggregate gross proceeds to the Corporation of $111,672,600.

### *TRANSACTIONS WITH RELATED PARTIES*

During the year ended December 31, 2007, the Corporation was invoiced $807,070 by Fronteer for costs and related GST/HST relating to the CMB exploration program, fixed assets, and general administration. At December 31, 2007, the Corporation had a payable balance due to Fronteer of $107,865. Fronteer currently own 42.3% of the issued and outstanding common shares of the Corporation.

### *PROPOSED TRANSACTIONS*

As is typical of the mineral exploration and development industry, the Corporation is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At present there are no transactions being actively pursued by management or the board that would affect the financial condition, results of operations and cash flows of any asset of the Corporation.

### *CRITICAL ACCOUNTING POLICIES AND ESTIMATES*

The preparation of the Corporation's financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of plant and equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, and variables used in determining stock-based compensation. These estimates are based on management's best judgment. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

Management has assessed the carrying value of its assets and does not believe the remaining assets have suffered any impairment. Management assesses the exploration results on its exploration projects and determines whether results to date warrant further exploration. If results do not indicate potential for the property, the deferred exploration costs are written off.

The Corporation does not believe it has incurred any material environmental liabilities to date. The Corporation has the responsibility to perform reclamation upon completion of exploratory drilling. The costs to complete this reclamation, for activities conducted to date, are not significant and are therefore capitalized to deferred exploration when incurred.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants issued on financings. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Corporation's balance sheet. Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities. The estimates were chosen after reviewing the limited historical life of the Corporation's options and analyzing share price history to determine volatility.

## *CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION*

There have been no changes in accounting policies from those disclosed in the Corporation's financial statements for the year ended December 31, 2006.

## *NEW ACCOUNTING PRONOUNCEMENTS*

### New Accounting Pronouncements

The Canadian Institute of Chartered Accountant has issued three new standards which may affect the financial disclosures and results of operations of the Corporation for interim and annual periods beginning January 1, 2008. The Corporation will adopt the requirements commencing in the interim period ended March 31, 2008 and is considering the impact this will have on the Corporation's financial statements.

### Section 1535 – Capital Disclosures

This Section establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the entity's key management personnel:

(i) qualitative information about its objectives, policies and processes for managing capital;
(ii) summary quantitative data about what it manages as capital;
(iii) whether during the period it complied with any externally imposed capital requirements to which it is subject; and
(iv) when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

### Section 3031 - Inventories

This Section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

**Section 3862 – Financial Instruments – Disclosures**

This Section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management's objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:
(i) designating financial assets and liabilities as held for trading;
(ii) designating financial assets as available-for-sale; and
(iii) determining when impairment is recorded against the related financial asset or when an allowance account is used.

**FINANCIAL INSTRUMENTS**

The Corporation's financial instruments consist of cash, short-term deposits, amounts receivable and accounts payable. It is management's opinion that the Corporation is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity for prompt liquidation. The Corporation does not have any policies for controlling risks associated with its financial instruments.

***CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS***

Certain statements contained in the foregoing MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors may include but are not limited to the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with the uncertainty of resource and reserve estimates, currency fluctuations, dependence upon regulatory approvals, the unavailability of future financing and exploration risk. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

**RISKS AND UNCERTAINTIES**

The principal activity of the Corporation is mineral exploration which is inherently risky. Exploration is also capital intensive and the Corporation currently has no source of income. Only the skills of its management and staff in mineral exploration and exploration financing serve to mitigate these risks, and therefore constitute one of the main assets of the Corporation. For a further discussion of the risks inherent in the Corporation, see below and also see "Risk Factors" as outlined in the Corporation's recently filed short term prospectus, available on SEDAR at www.sedar.com.

The risk factors that could affect the Corporation's future results include, but are not limited to:

**Exploration, Development and Operating Risks**

The Corporation's operations involve exploration and development, and there is no guarantee that any activities of the Corporation will result in commercial production of any mineral deposits. The exploration for and development of mineral deposits involves significant financial and other risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of uranium and other minerals may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Most exploration projects do not result in the discovery of commercially mineable deposits. Major expenses are required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Corporation will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as the quantity and quality of the minerals, costs and efficiency of the recovery methods that can be employed; proximity to infrastructure; financing costs; mineral prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted but could have a material adverse effect upon the Corporation's operations and/or its ability to receive an adequate return on its invested capital. There is no certainty that expenditures made by the Corporation will result in the discovery of commercial quantities of ore.

Mining operations generally involve a high degree of risk. The operations of the Corporation are subject to all the hazards and risks normally encountered in the exploration, development and production of uranium and other minerals, including environmental pollution, accidents or spills, industrial accidents, labour disputes, changes in the regulatory environment, natural phenomena, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, delays in or cessation of production, exploration or development, monetary losses, cost increases which could make the Corporation uncompetitive, and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. In addition, due to the radioactive nature of the materials handled in uranium mining, applicable regulatory requirements result in additional costs that must be incurred by the Corporation.

There is no certainty that the expenditures made by the Corporation towards the search and evaluation of uranium will result in discoveries of Mineral Resources, Mineral Reserves or any other mineral occurrences, or in profitable commercial mining operations.

**Reliability of Resource Estimates**

There is no certainty that any of the Mineral Resources described herein and in the Technical Report will be realized. Until a deposit is actually mined and processed the quantity of Mineral Resources and grades must be considered as estimates only. Valid estimates made at a given time may significantly change when new information becomes available. In addition, the quantity of Mineral Resources may vary depending on, among other things, metal prices. Any material change in quantity of Mineral Resources, grade or stripping ratio may affect the economic viability of the Corporation's properties or any project undertaken by the Corporation. In addition, there can be no assurance that mineral or other metal recoveries in small-scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.

Fluctuations in the prices of uranium, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Resources could have a material adverse effect on the Corporation's results of operations and financial condition.

**Reliance on Limited Number of Properties**

The only property interest of the Corporation is currently the CMB Uranium Property. As a result, unless the Corporation acquires additional property interests, any adverse developments affecting the CMB Uranium Property could have a material adverse effect upon the Corporation and would materially and adversely affect the potential mineral resource production, profitability, financial performance and results of operations of the Corporation.

**Competition from Other Energy Sources and Public Acceptance of Nuclear Energy**

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydroelectricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrate and uranium conversion services. Furthermore, the growth of the uranium and nuclear power industry beyond its current level will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

**Competition in the Uranium Industry**

The international uranium industry is highly competitive. The uranium mining industry is global and consists of a small, decreasing number of large players. Competition for new mining properties from these larger, more established companies may prevent the Corporation from acquiring interests in additional properties or mining operations. Accordingly, there can be no assurance that the Corporation will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.

**No History of Mineral Production or Operations**

The Corporation has never had any interest in mineral producing properties. There is no assurance that commercial quantities of minerals will be discovered at the CMB Uranium Property or any future properties, nor is there any assurance that the exploration programs of the Corporation thereon will yield any positive results. Even if commercial quantities of minerals are discovered, there can be no assurance that any property of the Corporation will ever be brought to a stage where Mineral Resources can profitably be produced thereon. Factors which may limit the ability of the Corporation to produce Mineral Resources from its properties include, but are not limited to, the price of the Mineral Resources which are being explored for, availability of additional capital and financing and the nature of any mineral deposits.

**Insurance and Uninsured Risks**

The business of the Corporation is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to properties of the Corporation or others, delays in mining, monetary losses and possible legal liability.

Although the Corporation may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with a mining company's operations. The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not be available or may not be adequate to cover any resulting liability. Moreover, there are risks against which the Corporation cannot insure or against which it may elect not to insure. Insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Corporation or to other companies in the uranium mining industry. The Corporation might also become subject to liability for pollution or other hazards which it may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons. Losses from these events may cause substantial delays and require the Corporation to incur significant costs that could have a material adverse effect upon its financial performance, results of operations, competitive position and potentially its financial viability.

**Environmental Risks and Hazards**

Current operations include the temporary storage and handling of fuel at a bulk site and in caches consisting of the following hazardous materials: Diesel, Jet A and Gasoline. All fuel will be delivered to the site via marine tanker ship. This fuel will be dispensed into smaller containers (drums and heli-portable tanks) for helicopter transportation to exploration sites and camps. The primary risk regarding the use of these hazardous substances is their release into the environment through accidental spillage and its subsequent adverse effects on the terrestrial and marine habitat and species, soil, groundwater quality, human health and safety. The corporation has implemented preventative measures through spill contingency plans and emergency preparedness to control these potential environmental impacts

All phases of the Corporation's operations are subject to environmental regulation in the various jurisdictions in which it operates or may operate in the future. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation's operations. Environmental hazards may exist on the properties in which the Corporation holds interests that are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

**Regulatory Environment**

In the event that the Corporation wishes to commence production of uranium on any of its properties in the future, the Corporation must first obtain a license from the Canadian Nuclear Safety Commission ("CNSC"). There can be no assurance that any such license will be available to the Corporation or that, if available, it contains terms which are acceptable to the Corporation. In addition, in the event that the Corporation commences production of uranium, if will be governed primarily by applicable federal statutes and regulations as well as all laws of general application in the province where its operations are located (except to the extent that any such laws conflict with the terms and conditions of its CNSC license or applicable federal laws). Failure to comply with any of these applicable statutes and regulations, or with the terms of any CNSC license, may result in orders being issued against the Corporation which may cause its operations to cease or to be curtailed, or may require installation of additional equipment, other remedial action or the incurring of additional capital or other expenditures to remain compliant. Any such orders may have a material adverse effect upon the Corporation. The Corporation may also be subject to prosecution if it fails to comply with such applicable statutes and regulations. See "Business of the Corporation – Regulatory Environment".

**Infrastructure**

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, affecting capital and operating costs. Unusual or infrequent weather phenomena, sabotage, and government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations, financial condition and results of operations of the Corporation.

**Land Title**

Although the Corporation believes it has title to all of its properties, there may still be undetected title defects affecting such properties. Title insurance generally is not available, and the ability of the Corporation to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Furthermore, the Corporation has not conducted surveys of the claims in which it holds interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, the CMB Uranium Property may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects which could have a material adverse impact on the Corporation's operations. In addition, the Corporation may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

**Costs of Land Reclamation**

It is difficult to determine the exact amounts that will be required to complete all land reclamation activities in connection with the CMB Uranium Property. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of the Corporation.

**Permits**

Although the Corporation either currently holds or has applied for all consents which it requires in order to carry out its current drilling program on the CMB Uranium Property, the Corporation cannot be certain that it will receive the necessary permits on acceptable terms, or at all, in order to conduct further exploration and to develop its properties. The failure to obtain such permits, or delays in obtaining such permits, could adversely affect the operations of the Corporation.

Government approvals, approval of aboriginal people and permits are currently and may in the future be required in connection with the operations of the Corporation. To the extent such approvals are required and not obtained, the Corporation may be curtailed or prohibited from continuing its operations or from proceeding with planned exploration or development of mineral properties. In October 2007, the Nunatsiavut government initiated the next steps towards formulating its policy on uranium mining on Labrador Inuit Lands, and struck a committee to further study the issue. In March 2008, the Nunatsiavut Assembly passed on first reading a bill to institute a three year suspension on uranium mining and milling. It is anticipated that the bill will be considered again on second reading by the Assembly in early April 2008. Aurora will continue working with the Nunatsiavut Government to build support and confidence in the proposed mining project. Any amendments to this bill as currently proposed and/or additional restrictions or prohibitions concerning uranium mining or related matters could have a material adverse impact on the company and its operations.

**Hedging**

The Corporation does not have a hedging policy and has no current intention of adopting such a policy. Accordingly, the Corporation has no protection from declines in mineral prices.

**Additional Capital**

The development and exploration of the CMB Uranium Property will require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production of the CMB Uranium Property or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Corporation. In addition, any future financing may be dilutive to existing shareholders of the Corporation.

**Fluctuations in Uranium Prices**

There can be no assurance that uranium prices received, if any, will be such that any property of the Corporation can be mined at a profit. The price of the common shares, and the financial results and exploration, development and mining activities of the Corporation may in the future be significantly and adversely affected by declines in the price of uranium. The price of uranium fluctuates widely and are affected by numerous factors beyond the control of the Corporation, such as the sale or purchase of commodities by institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the United States dollar and other foreign currencies, global and regional supply and demand, the political and economic conditions and production costs of major mineral-producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges. With respect to uranium, such factors include the demand for nuclear power, political and economic conditions in uranium-producing and consuming countries, uranium supply from secondary sources, uranium production levels and costs of production. Future serious price declines in the market value of uranium could cause development of and commercial production from the CMB Uranium Property to be impracticable. Depending on the prices of uranium, cash flow from mining operations may not be sufficient and the Corporation could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Corporation's mining properties, if any, is dependent upon the price of uranium being adequate to make these properties economically viable.

In addition to adversely affecting the reserve estimates of the Corporation and its financial condition, declining commodity prices can affect operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

**Exchange Rate Fluctuations**

Exchange rate fluctuations may affect the costs that the Corporation incurs in its operations. Uranium is generally sold in U.S. dollars and the costs of the Corporation are incurred principally in Canadian dollars. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the cost of exploration and production in U.S. dollar terms, which could materially and adversely affect the Corporation's profitability, results of operations and financial condition.

**Government Regulation**

The mining, processing, development and mineral exploration activities of the Corporation are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although the exploration and development activities of the Corporation are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Corporation. Worldwide demand for uranium is directly tied to the demand for energy produced by the nuclear electric industry, which is also subject to extensive government regulations and policies.

Amendments to current laws, regulations and permits governing the operations and activities of mining and exploration companies could have a material adverse impact on the Corporation and cause increases in exploration expenses, capital expenditures or production costs, reductions in levels of production at producing properties, or require abandonment or delays in development of new mining properties.

**Dividend Policy**

No dividends on the common shares have been paid by the Corporation to date and the Corporation has no earnings. Payment of any future dividends, if any, will be at the discretion of the Corporation's board of directors after taking into account many factors, including the Corporation's operating results, financial condition and current and anticipated cash needs.

**Key Executives**

The Corporation is dependent upon the services of key executives, including the directors of the Corporation and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of the Corporation, the loss of these persons or the inability of the Corporation to attract and retain additional highly-skilled employees may adversely affect its business and future operations.

**Conflicts of Interest**

Certain of the directors and officers of the Corporation also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility of such directors and officers being in a position of conflict. Any decision made by any of such directors and officers involving the Corporation should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the NCA and other applicable laws. The Corporation has also adopted a formal code of ethics to govern the activities of its directors, officers and employees.

**Minimal Operating History**

None of the Corporation's properties have advanced to the commercial production stage and the Corporation has no history of earnings or positive cash flow from operations. The cumulative loss since the Corporation's inception as at December 31, 2007 is $20,005,153. The Corporation does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the Corporation has been through the sale of its common shares. Any future additional equity financing would cause dilution to current shareholders.

If all of the share purchase options were exercised, the number of common shares issued and outstanding would increase from 73,207,428 (as of March 28, 2008) to 77,341,431. This represents an increase of 5.6% in the number of shares issued and outstanding and would result in dilution to current shareholders.

**Stock Options**

Because the success of the Corporation is highly dependent upon its employees, the Corporation has granted to some or all of its key employees, directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other shareholders of the Corporation may be diluted. As at March 28, 2008, there are 4,134,003 share purchase options outstanding which, if exercised, would result in an additional 4,134,003 common shares being issued and outstanding.

**OUTSTANDING SHARE DATA**

The following table outlines the common shares outstanding subsequent to the year-end to March 28, 2008.

| | Number of common shares |
|---|---|
| Balance, December 31, 2007 | 73,146,928 |
| Shares issued on exercise of options | 60,500 |
| Balance, March 28, 2008 | 73,207,428 |

***SUBSEQUENT EVENTS***

Subsequent to December 31, 2007, 60,500 options were exercised for proceeds of $217,800 to the Corporation.

***OUTLOOK***

Fiscal 2008 will see the Corporation reach a number of important milestones. Starting with the resource update completed in February 2008, the Corporation will then register its project with the CEAA and assuming a successful infill drill program will be in a position to deliver a pre-feasibility study by the end of the year or first quarter of 2009. The Corporation will continue to work with the Nunatsiavut government as appropriate, as it works through its land use policy on uranium mining.

Aurora has completed the fourth quarter of what can only be described as another outstanding year. With continued exploration success, progress on infrastructure, mining and environmental planning and a successful financing in November 2007, the Corporation has established itself as having one of the most significant uranium projects in North America, with the finances expected to see it through full feasibility.

Aurora continues to be focused on community involvement and consultation and strives to be a leader in employee health and safety and environmental protection. We look forward to continuing to work with members of the local communities.

Aurora's highest priority during all project stages is to maintain worker and community health and safety and to protect the environment. The Corporation is committed to the best environmental, safety, and social practices. An important part of this commitment is our dedication to building cooperative relationships with community and government and engaging in open and transparent dialogue. By doing this, Aurora hopes to build mutual understanding and create a positive economic legacy based on the creation of local, direct employment opportunities and training and, wherever possible, using local suppliers and service providers.

Aurora's commitment goes beyond the immediate employment and business benefits our activities bring to local people and communities. To build cooperative relationships with community and governments, Aurora also wants to foster a better understanding of these activities among our stakeholders. In 2007, with the support of Areva who allowed us access to their facilities, Aurora took a group of representatives from both the Nunatsiavut Government and Labrador North Coast communities to a producing uranium mine in Saskatchewan. The tour took visitors to an active uranium mine, as well as a reclaimed uranium mine. Visitors were also given the opportunity to meet with members of the near-by community and speak with them about the experience of living next to a uranium mining operation. Additional trips are planned for 2008 with members of the Innu Nation.

As the world's demand for uranium as a source of energy continues to grow, your Corporation is well positioned to benefit from continued success from exploration and development in 2008.

| | |
|---|---|
| *"Mark O'Dea"* | *"Paul Coombs"* |
| Mark O'Dea | Paul Coombs |
| *President and CEO* | *CFO, Corporate Secretary* |

March 28, 2008

**Form 52-109F1 *Certification of Annual Filings***



I, Paul Coombs, Chief Financial Officer of Aurora Energy Resources Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Aurora Energy Resources Inc. (the issuer) for the period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 28, 2008

s/Paul Combs

Paul Coombs

Chief Financial Officer

**Form 52-109F1** ***Certification of Annual Filings***

I, Mark O'Dea, President and Chief Executive Officer of Aurora Energy Resources Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Aurora Energy Resources Inc. (the issuer) for the period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 28, 2008

s/Mark O'Dea
Mark O'Dea
President and Chief Executive Officer

RECEIVED
2008 APR 21 A 7:23
FFICE OF INTERNATI...
CORPORATE FINANCE

**FEE RULE**

**FORM 13-502F1**

**CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE**

**Reporting Issuer Name:** Aurora Energy Resources Inc.

**Fiscal year end date used to calculate capitalization:** December 31, 2007

Market value of listed or quoted securities:

| | | |
|---|---|---|
| Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end | (i) 73,146,926 | |
| Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule) | (ii) 15.2116 | |
| Market value of class or series | (i) X (ii) = | (A) $1,112,681,780 |
| (Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year) | | (B) |

Market value of other securities:

| | | |
|---|---|---|
| (See paragraph 2.11(b) of the Rule)<br>(Provide details of how value was determined) | | (C) |
| (Repeat for each class or series of securities) | | (D) |

**Capitalization**

| | | |
|---|---|---|
| (Add market value of all classes and series of securities) | (A) + (B) + (C) + (D) = | $1,112,681,780 |

**Participation Fee** $29,700

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

**New reporting issuer's reduced participation fee**, if applicable
(See section 2.6 of the Rule)

$$\frac{\text{Participation fee} \times \text{Number of entire months remaining in the issuer's fiscal year}}{12} =$$

**Late Fee**, if applicable
(As determined under section 2.5 of the Rule) ________

RECEIVED

2008 APR 21 A 7:23

FFICE OF INTERNATIONAL
CORPORATE FINANCE

Financial Statements

# AURORA ENERGY RESOURCES INC.

(AN EXPLORATION STAGE COMPANY)

Years ended December 31, 2007 and 2006

(Expressed in Canadian dollars)

## Management's Responsibility for Financial Reporting

The accompanying financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and contain estimates based on management's judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company's independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada, and their report follows:

*"Mark O'Dea"*
Mark O'Dea
President and CEO

*"Paul Coombs"*
Paul Coombs
CFO, Corporate Secretary

March 28, 2008

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
**Chartered Accountants**
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

## Independent Auditors' Report

**To the Shareholders of Aurora Energy Resources Inc.**

We have audited the balance sheets of Aurora Energy Resources Inc. (the "Company") as at December 31, 2007 and 2006 and the statements of operations and comprehensive loss, cash flows and of shareholders' equity for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years ended December 31, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

*(Signed) "PricewaterhouseCoopers LLP"*

**Chartered Accountants**
Vancouver, BC, Canada
March 28, 2008

**AURORA ENERGY RESOURCES INC.**
(AN EXPLORATION STAGE COMPANY)
**Balance Sheets**
(Expressed in Canadian dollars)
As at December 31,

| | | 2007 | | 2006 |
|---|---|---|---|---|
| **Assets** | | | | |
| Current assets: | | | | |
| Cash | $ | 131,094,585 | $ | 53,137,862 |
| Short-term deposits | | 289,605 | | 197,676 |
| Accounts receivable and other (Note 3) | | 2,290,725 | | 339,525 |
| | | 133,674,915 | | 53,675,063 |
| Equipment (Note 4) | | 1,801,525 | | 402,833 |
| Exploration properties and deferred exploration and development expenditures (Note 5) | | 56,710,497 | | 22,341,413 |
| | $ | 192,186,937 | $ | 76,419,309 |
| **Liabilities and Shareholders' Equity** | | | | |
| Current liabilities: | | | | |
| Accounts payable and accrued liabilities | $ | 3,668,931 | $ | 1,200,492 |
| Due to related party (Note 10) | | 107,865 | | 88,154 |
| | | 3,776,796 | | 1,288,646 |
| Future income taxes (Note 7) | | 3,530,890 | | 559,911 |
| Shareholders' Equity | | | | |
| Share capital (Note 6) | | 186,432,687 | | 76,640,085 |
| Contributed surplus | | 18,451,717 | | 10,350,914 |
| Warrants | | - | | 170,000 |
| Accumulated deficit | | (20,005,153) | | (12,590,247) |
| | | 184,879,251 | | 74,570,752 |
| | $ | 192,186,937 | $ | 76,419,309 |

Nature of operations (Note 1)
Subsequent events (Note 11)

*See accompanying notes to financial statements.*

Approved by the Board of Directors:

| "Mark Dobbin" | "Eric Cunningham" |
|---|---|
| Director | Director |

**AURORA ENERGY RESOURCES INC.**
(AN EXPLORATION STAGE COMPANY)
**Statements of Operations and Comprehensive Loss**
(Expressed in Canadian dollars)

For the year ended December 31,

| | 2007 | 2006 |
|---|---|---|
| Operating expenses: | | |
| Stock-based compensation | $ 5,829,935 | $ 11,515,664 |
| Wages and benefits | 2,450,259 | 949,666 |
| Investor relations, promotion and advertising | 1,072,501 | 819,313 |
| Office and general | 925,581 | 285,674 |
| Part XII.6 tax | 185,395 | - |
| Consulting | 183,966 | 128,761 |
| Listing and filing fees | 130,754 | 52,129 |
| Rent | 123,853 | 86,289 |
| Accounting and audit | 98,562 | 88,535 |
| Legal | 78,837 | 71,902 |
| Loss from operations | 11,079,643 | 13,997,933 |
| Other income (expense): | | |
| Interest income | 2,224,932 | 1,009,599 |
| Loss on disposal of capital assets | (11,019) | - |
| | 2,213,913 | 1,009,599 |
| Loss before income taxes | 8,865,730 | 12,988,334 |
| Future income tax recovery | (1,450,824) | (416,694) |
| Net loss and comprehensive loss for the year | $ 7,414,906 | $ 12,571,640 |
| Basic and diluted loss per share | $ 0.11 | $ 0.23 |
| Weighted average number of common shares used in the computation of basic and diluted loss per share | 66,694,178 | 54,632,560 |

*See accompanying notes to financial statements.*

**AURORA ENERGY RESOURCES INC.**
(AN EXPLORATION STAGE COMPANY)
**Statements of Cash Flows**
(Expressed in Canadian dollars)

For the year ended December 31,

| | | 2007 | | 2006 |
|---|---|---|---|---|
| Cash provided (used for): | | | | |
| Operating activities: | | | | |
| Loss for the year | $ | (7,414,906) | $ | (12,571,640) |
| Items not affecting cash: | | | | |
| Amortization | | 6,750 | | - |
| Loss on disposal of capital assets | | 11,019 | | - |
| Future income taxes | | (1,450,824) | | (416,694) |
| Stock-based compensation | | 5,829,935 | | 11,515,664 |
| Changes in current assets and liabilities: | | | | |
| Accounts receivable and other | | (104,700) | | (9,497) |
| Accounts payable and accrued liabilities | | 132,324 | | 46,431 |
| Cash used in operating activities | | (2,990,402) | | (1,435,736) |
| Financing activities: | | | | |
| Decrease in bank indebtedness | | - | | (77,330) |
| Amounts due to related parties | | 19,711 | | 88,154 |
| Issuance of common shares for cash | | 96,297,600 | | 56,750,127 |
| Issuance of flow-through shares for cash | | 15,375,000 | | 12,000,310 |
| Cash received on exercise of warrants | | 510,730 | | 351,756 |
| Cash received on exercise of options | | 2,990,760 | | 3,574,439 |
| Share issue costs | | (4,949,247) | | (4,171,588) |
| Cash provided by financing activities | | 110,244,554 | | 68,515,868 |
| Investing activities: | | | | |
| Change in accounts receivable and other | | (1,848,429) | | (212,701) |
| Change in accounts payable and accrued liabilities | | 2,336,115 | | 1,060,375 |
| Purchase of short-term deposits | | (90,000) | | (197,676) |
| Purchase of equipment | | (1,713,295) | | (430,850) |
| Interest in exploration properties and deferred exploration expenditures | | (27,981,820) | | (14,534,070) |
| Cash used in investing activities | | (29,297,429) | | (14,314,922) |
| Increase in cash | | 77,956,723 | | 52,765,210 |
| Cash, beginning of year | | 53,137,862 | | 372,652 |
| Cash, end of year | $ | 131,094,585 | $ | 53,137,862 |
| Non-cash investing and financing activities: | | | | |
| Depreciation capitalized to deferred exploration and development | $ | 296,834 | $ | 52,443 |
| Stock-based compensation expense capitalized to deferred exploration | $ | 4,193,447 | $ | 1,151,344 |
| Recognition of future income tax liabilties related to exploration properties and deferred exploration expenditures | $ | 1,896,983 | $ | 650,446 |
| Value of warrants included in share issue costs | $ | - | $ | 286,774 |

*See accompanying notes to financial statements.*

**AURORA ENERGY RESOURCES INC.**
(AN EXPLORATION STAGE COMPANY)
**Statement of Shareholders' Equity**
(Expressed in Canadian dollars)

| | Common Shares | | Class B Shares | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Contributed Surplus | Warrants | Deficit | Total Shareholders' Equity |
| Balance as at December 31, 2005 | 10,000,000 | 1,315,294 | 4,444,440 | 4,999,995 | - | - | (18,607) | 6,296,682 |
| Conversion of Class B shares into common shares | 1,111,110 | 4,999,995 | (4,444,440) | (4,999,995) | - | - | - | - |
| Common shares split 3:1 | 22,222,220 | - | - | - | - | - | - | - |
| Common shares split 1.584000158:1 | 19,466,670 | - | - | - | - | - | - | - |
| Initial public offering | 6,944,444 | 24,999,999 | - | - | - | - | - | 24,999,999 |
| Over-allotment option exercised | 1,041,667 | 3,750,001 | - | - | - | - | - | 3,750,001 |
| Short-form prospectus offering | 1,722,500 | 18,000,125 | - | - | - | - | - | 18,000,125 |
| Flow-through shares | 956,200 | 12,000,310 | - | - | - | - | - | 12,000,310 |
| Private placement | 956,938 | 10,000,002 | - | - | - | - | - | 10,000,002 |
| Stock based compensation | - | - | - | - | 12,734,648 | - | - | 12,734,648 |
| Warrants granted | - | - | - | - | - | 286,956 | - | 286,956 |
| Exercise of stock options | 984,664 | 5,890,351 | - | - | (2,315,912) | - | - | 3,574,439 |
| Stock options cancelled | - | - | - | - | (67,822) | - | - | (67,822) |
| Exercise of warrants | 97,710 | 468,712 | - | - | - | (116,956) | - | 351,756 |
| Renunciation of flow-through expenditures | - | (1,797,479) | - | - | - | - | - | (1,797,479) |
| Recognition of future income tax effect of share issue costs | - | 1,471,320 | - | - | - | - | - | 1,471,320 |
| Share issue costs | - | (4,458,545) | - | - | - | - | - | (4,458,545) |
| Net loss for the year | - | - | - | - | - | - | (12,571,640) | (12,571,640) |
| Balance as at December 31, 2006 | 65,504,123 | 76,640,085 | - | - | 10,350,914 | 170,000 | (12,590,247) | 74,570,752 |
| Exercise of stock options | 732,332 | 4,913,339 | - | - | (1,922,579) | - | - | 2,990,760 |
| Exercise of warrants | 141,873 | 680,730 | - | - | - | (170,000) | - | 510,730 |
| Issuance of common shares for cash | 6,018,600 | 96,297,600 | - | - | - | - | - | 96,297,600 |
| Issuance of flow-through shares for cash | 750,000 | 15,375,000 | - | - | - | - | - | 15,375,000 |
| Share issue costs | - | (4,949,247) | - | - | - | - | - | (4,949,247) |
| Stock-based compensation | - | - | - | - | 10,023,382 | - | - | 10,023,382 |
| Recognition of future income tax effect of share issue costs | - | 1,435,282 | - | - | - | - | - | 1,435,282 |
| Future income tax effect of the renunciation of flow-through expenditures | - | (3,960,102) | - | - | - | - | - | (3,960,102) |
| Net loss for the year | - | - | - | - | - | - | (7,414,906) | (7,414,906) |
| Balance as at December 31, 2007 | 73,146,928 | 186,432,687 | - | - | 18,451,717 | (0) | (20,005,153) | 184,879,251 |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

Aurora Energy Resources Inc. (the "Corporation") is involved in the acquisition, exploration and development of uranium properties located in Newfoundland and Labrador, Canada. The Corporation has not yet determined whether these properties contain resources that are economically recoverable. The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the discovery of economic reserves, the preservation of the Corporation's interest in the underlying mineral claims, the ability of the Corporation to obtain financing necessary to complete exploration and development of the properties, and their future profitable production or, alternatively, upon the Corporation's ability to dispose of its interest on an advantageous basis (see Note 5).

## 2. SIGNIFICANT ACCOUNTING POLICIES

*Cash*

Cash is comprised of cash on hand held in a Canadian chartered bank or a financial institution controlled by a Canadian chartered bank.

*Short-term deposits*

Short-term deposits consist of cash invested in guaranteed investment certificates with maturities of up to one year at the time of acquisition. These investments are liquid and can be converted to cash at any time. The balance is carried at fair market value, which includes interest accrued on the investments.

*Equipment and Amortization*

Equipment is recorded at cost. The equipment noted below is amortized over its estimated useful life using the following rates and methods:

| | | |
|---|---|---|
| Building | 4% | Declining balance |
| Computer equipment | 30% | Declining balance |
| Computer software | | 50% each year |
| Field equipment | 20% | Declining balance |
| Furniture and fixtures | 20% | Declining balance |
| Vehicles | 30% | Declining balance |
| Leasehold improvements | | Term of lease |

Amortization on assets used in exploration is capitalized to deferred exploration expenditures.

*Exploration Properties and Deferred Development and Exploration Expenditures*

Acquisition, development and exploration expenditures on properties are deferred until such time as the properties are put into commercial production, sold or become impaired. General development and exploration expenditures are charged to operations in the period in which they are incurred. The Corporation recognizes the payment or receipt of payment required under option agreements when paid.

## 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

*Impairment of Long-Lived Assets*

The Corporation reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on the estimated fair value of the assets. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions used and actual market conditions and/or the Corporation's performance could have a material effect on the Corporation's financial position and results of operations.

*Asset Retirement Obligations*

Asset retirement obligations are recognized when a legal or constructive obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded the Corporation capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Corporation either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

*Flow-through Financing*

The Corporation has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to exploration properties and deferred exploration and development expenditures. A future income tax liability is recognized, and shareholders' equity reduced, on the date the Corporation renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made.

The Corporation may also recognize the benefit of previously unrecognized future income tax assets relating to non-capital loss carryforwards to offset the future income tax liability arising on a renouncement of expenditures. The corresponding credit reduces income tax expense.

*Stock-Based Compensation*

The Corporation has an employee stock option plan. The Corporation recognizes an expense or addition to exploration properties and deferred exploration and development expenditures arising from stock options granted to both employees and non-employees using the fair value method. The fair value of option grants is established at the date of grant using the Black-Scholes option pricing model and the compensation amount, equal to the options fair value, is recognized over the vesting period of the option. The vesting periods of the stock options granted range from vesting immediately to vesting over a two-year period.

The fair value of all stock options granted is recorded as a charge to operations or an addition to exploration properties and deferred exploration and development expenditures as the stock options vest, and a credit to contributed surplus in shareholders' equity. Stock option expense is added to the properties in a consistent manner in which exploration wages have been added to the properties. Any consideration paid on the exercise of stock options is credited directly to share capital.

## 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

*Use of Estimates and Measurement Uncertainty*

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of management estimates include the rates for amortization of capital assets, assessments of the recoverability and fair value of mineral properties, the determination of the provision for future removal and site restoration costs and assumptions used in the determination of the fair value of stock-based compensation. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

*Income Taxes*

Income taxes are accounted for using the asset and liability method. Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases ("temporary differences") and losses carried forward. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect of a change in tax rates on future income tax assets and liabilities is reflected in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

*Basic and diluted loss per share*

Loss per share is presented for basic and diluted loss. Basic loss per share is computed by dividing net loss by the weighted average number of outstanding common shares for the year. The Corporation follows the "treasury stock" method in the calculation of diluted loss per share. Under this method, dilution is calculated based upon the net number of common shares issued should "in the money" options be exercised and the proceeds used to repurchase common shares at the average market price for the period. All outstanding options and warrants are anti-dilutive and therefore have no effect on the determination of loss per share. Basic and fully diluted share amounts for all periods reflect the effect of all stock splits.

*Changes in Accounting Policies*

Effective January 1, 2007, the Corporation adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a) Financial Instruments – Recognition and Measurement (Section 3855)

This standard requires all financial instruments within its scope, including derivatives, to be included on a Corporation's balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive loss.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Corporation's outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities as at January 1, 2007 are recognized by adjusting opening deficit and/or opening accumulated other comprehensive loss.

## 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

- Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

- Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

- Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

- All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise.

(b) Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Corporation currently does not have any hedges.

(c) Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other "comprehensive income" until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Corporation now reports a statement of operations and comprehensive loss. The Corporation does not currently have any comprehensive income items.

*New Accounting Pronouncements*

The Canadian Institute of Chartered Accountant has issued three new standards which may affect the financial disclosures and results of operations of the Corporation for interim and annual periods beginning January 1, 2008. The Corporation will adopt the requirements commencing in the interim period ended March 31, 2008 and is considering the impact this will have on the Corporation's financial statements.

Section 1535 – Capital Disclosures

This Section establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the entity's key management personnel:

(i) qualitative information about its objectives, policies and processes for managing capital;
(ii) summary quantitative data about what it manages as capital;
(iii) whether during the period it complied with any externally imposed capital requirements to which it is subject; and

(Expressed in Canadian dollars)

(iv) when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance

Section 3031 - Inventories

This Section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

Section 3862 – Financial Instruments – Disclosures

This Section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management's objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:
(i) designating financial assets and liabilities as held for trading;
(ii) designating financial assets as available-for-sale; and
(iii) determining when impairment is recorded against the related financial asset or when an allowance account is used.

## 3. ACCOUNTS RECEIVABLE AND OTHER

| | | December 31, 2007 | | December 31, 2006 |
|---|---|---|---|---|
| Accounts receivable | $ | 1,216,451 | $ | 235,558 |
| Prepaid expenses and deposits | | 504,883 | | 103,967 |
| Fuel inventory | | 569,391 | | - |
| | $ | 2,290,725 | $ | 339,525 |

(Expressed in Canadian dollars)

## 4. EQUIPMENT

| | December 31, 2007 | | | December 31, 2006 | | |
|---|---|---|---|---|---|---|
| | Cost | Accumulated Amortization | Net Book Value | Cost | Accumulated Amortization | Net Book Value |
| | $ | $ | $ | $ | $ | $ |
| Field equipment | 1,674,504 | 236,701 | 1,437,803 | 382,310 | 39,976 | 342,334 |
| Computer equipment | 128,493 | 25,544 | 102,949 | 25,035 | 3,755 | 21,280 |
| Vehicles | 42,415 | 9,704 | 32,711 | 31,024 | 9,338 | 21,686 |
| Building | 11,700 | 693 | 11,007 | 11,700 | 234 | 11,466 |
| Computer software | 108,191 | 56,591 | 51,600 | 4,990 | 2,495 | 2,495 |
| Furniture and fixtures | 120,064 | 12,911 | 107,153 | 4,181 | 609 | 3,572 |
| Leasehold improvements | 62,558 | 6,256 | 56,302 | - | - | - |
| Artwork | 2,000 | - | 2,000 | - | - | - |
| | 2,149,925 | 348,400 | 1,801,525 | 459,240 | 56,407 | 402,833 |

## 5. EXPLORATION PROPERTIES

Central Mineral Belt ("CMB"), Newfoundland and Labrador, Canada.

In June 2005, the Corporation acquired a 100% interest in a group of mineral claims that cover the CMB from Fronteer Development Group Inc. ("Fronteer") and Altius Resources Inc. ("Altius"). Altius retains a 2% gross sales royalty on uranium and a 2% net smelter royalty on base and precious metals.

(Expressed in Canadian dollars)

The following table categorizes costs incurred:

| | Year ended December 31, 2007 | Year ended December 31, 2006 |
|---|---|---|
| Acquisition costs: | | |
| Opening balance | $ 1,332,974 | $ 1,315,294 |
| Acquisition costs | - | 17,680 |
| Ending balance | 1,332,974 | 1,332,974 |
| Deferred exploration expenditures: | | |
| Opening balance | 20,348,548 | 4,637,816 |
| Drilling | 8,793,180 | 5,394,062 |
| Transportation and fuel | 7,680,099 | 4,605,456 |
| Stock-based compensation, including the effect of future income taxes | 6,090,430 | 1,801,790 |
| Wages, consulting and management fees | 2,982,224 | 1,911,022 |
| Camp costs and field supplies | 1,845,333 | 1,068,091 |
| Geophysics | 387,129 | 170,326 |
| Claim maintenance payments | 372,500 | 392,593 |
| Community relations and government | 94,307 | 238,726 |
| Assaying and geochemical | 82,300 | 48,493 |
| Orthophotography | 72,720 | - |
| Equipment rental | 66,015 | 34,196 |
| Petrography | 56,318 | 11,632 |
| Other | 19,215 | 9,593 |
| Surveying | 15,559 | 24,752 |
| Ending balance | 48,905,877 | 20,348,548 |
| Deferred development expenditures: | | |
| Opening balance | 659,891 | - |
| Engineering management | 861,171 | 56,560 |
| Metallurgy | 593,478 | 226,537 |
| Topography | 224,605 | - |
| Environmental | 737,861 | 36,742 |
| Wages, consulting and management fees | 1,162,545 | 257,287 |
| Tailings | 78,836 | - |
| Transportation | 540,095 | 78,926 |
| Field equipment and supplies | 18,907 | 1,779 |
| Community and government relations | 375,714 | - |
| Other | 243,102 | 2,060 |
| Infrastructure design | 497,043 | - |
| Process engineering and design | 274,784 | - |
| Mining studies | 155,393 | - |
| Resource and block modelling | 48,221 | - |
| Ending balance | 6,471,646 | 659,891 |
| | $ 56,710,497 | $ 22,341,413 |

(Expressed in Canadian dollars)

## 6. SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of common shares with no par value.

(a) Stock Option Plan:

The Corporation maintains a stock option plan whereby the Board of Directors may, from time to time, grant to employees, officers, directors of or consultants to the Corporation options to acquire common shares in such numbers and for such terms as may be determined by the Board. The aggregate number of common shares reserved for issuance under the stock option plan is 10% of the total number of common shares issued and outstanding from time to time. The options are non-assignable and may be granted for a term not exceeding ten years. The exercise price of the options is fixed by the Board at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements.

Stock option transactions and the number of stock options outstanding are summarized as follows:

| | Shares | Weighted Average Exercise Price |
|---|---|---|
| Outstanding, December 31, 2005 | - | - |
| Options granted | 4,952,500 | $ 5.16 |
| Options exercised | (984,664) | 3.78 |
| Options cancelled/forfeited | (90,001) | 3.99 |
| Outstanding, December 31, 2006 | 3,877,835 | $ 5.57 |
| Options granted | 1,335,000 | 14.85 |
| Options exercised | (732,332) | 4.08 |
| Options cancelled/forfeited | (239,335) | 9.29 |
| Outstanding, December 31, 2007 | 4,241,168 | $ 8.55 |

Options exercisable at December 31, 2007 are 2,772,267 (2006 – 2,146,167).

(Expressed in Canadian dollars)

## 6. SHARE CAPITAL (continued)

At December 31, 2007, the Corporation had incentive stock options issued to directors, officers, employees and key consultants of the Corporation outstanding as follows:

| Range of prices | Number of options outstanding | Weighted average remaining contractual life | Weighted average exercise price | Number of options exercisable | Weighted average exercise price of options exercisable |
|---|---|---|---|---|---|
| $3.00 to $3.99 | 1,838,100 | 3.13 years | $ 3.61 | 1,250,600 | $ 3.60 |
| $4.00 to $4.99 | 11,735 | 3.49 years | $ 4.00 | - | - |
| $5.00 to $5.99 | 100,000 | 3.59 years | $ 5.08 | 66,667 | $ 5.08 |
| $6.00 to $6.99 | 50,000 | 3.63 years | $ 6.15 | 33,333 | $ 6.15 |
| $7.00 to $7.99 | 250,000 | 3.65 years | $ 7.58 | 250,000 | $ 7.58 |
| $9.00 to $9.99 | 388,000 | 3.76 years | $ 9.16 | 323,334 | $ 9.16 |
| $12.00 to $12.99 | 50,000 | 3.84 years | $ 12.00 | 33,333 | $ 12.00 |
| $13.00 to $13.99 | 360,000 | 4.21 years | $ 13.33 | 250,000 | $ 13.24 |
| $14.00 to $14.99 | 790,000 | 4.24 years | $ 14.36 | 436,667 | $ 14.37 |
| $15.00 to $15.99 | 115,000 | 4.33 years | $ 15.67 | 33,333 | $ 15.64 |
| $16.00 to $16.99 | 263,333 | 4.29 years | $ 16.39 | 86,667 | $ 16.39 |
| $18.00 to $18.99 | 25,000 | 4.35 years | $ 18.03 | 8,333 | $ 18.03 |
| | 4,241,168 | 3.65 years | $ 8.55 | 2,772,267 | $ 7.93 |

(b) Stock-Based Compensation:

For the period ended December 31, 2007, the Corporation recorded compensation cost on the grant of stock options to employees and non-employees. The fair value of options granted during the period ranged from $6.66 to $9.48. The fair value of each option granted was determined using the Black-Scholes option pricing model and used the following range of assumptions:

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| Risk free interest rate | 3.7% to 4.6% | 4.1% to 4.5% |
| Expected life | 3.24 to 3.42 years | 4.2 to 4.5 years |
| Expected volatility | 67.6% to 79.4% | 60.0% to 91.3% |
| Expected dividend yield | 0.0% | 0.0% |

(c) Warrants:

As at December 31, 2007, there are no outstanding warrants. During the year ended December 31, 2007, 141,873 warrants were exercised with a weighted average price of $3.60, for total proceeds of $510,730 to the Corporation.

(Expressed in Canadian dollars)

## 6. SHARE CAPITAL (continued)

(d) Income Tax Effects:

In 2007, the Corporation renounced to investors of a Flow Through Common Share offering in 2006, income tax deductions from Canadian exploration expenditures totaling $12,000,310. The related future income tax expense of $3,960,102 resulting from the renouncement has been netted against share capital.

## 7. INCOME TAXES

(a) Provision for income taxes:

The recovery of income taxes differs from the amount that would have resulted from applying Canadian federal and provincial statutory tax rates for 2007 of 36.12 % (2006 – 36.12%).

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| Loss before income taxes | $ (8,865,730) | $ (12,988,334) |
| Expected income tax recovery | (3,202,302) | (4,691,386) |
| Adjustments to benefit resulting from: | | |
| Permanent differences and other, primarily relating to stock-based compensation | 2,116,735 | 4,159,458 |
| Resource allowance and other | (27,773) | 115,076 |
| Changes in enacted rates | (337,484) | 1,363,425 |
| Section 85 filing | - | 14,421,000 |
| Change in valuation allowance | - | (15,784,267) |
| Income tax recovery | $ (1,450,824) | $ (416,694) |

(b) Future tax balances:

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| Future income tax assets (liabilities): | | |
| Equipment | $ 101,036 | $ 18,614 |
| Exploration projects | (5,621,634) | (1,866,291) |
| Non-capital losses | - | 109,518 |
| Share issue costs and other | 1,989,708 | 1,178,248 |
| Valuation allowance | - | - |
| | $ (3,530,890) | $ (559,911) |

As at December 31, 2007, the Corporation has approximately $37,800,000 (2006 - $16,700,000) of Canadian exploration expenses and Canadian development expenses which, under certain circumstances, may be utilized to reduce taxable income in future years. The Company has investment tax credits totalling approximately $2,900,000 (2006 - $400,000), the benefit of which has not been recognized.

(Expressed in Canadian dollars)

## 8. COMMITMENTS

(a) The Corporation has entered into leases for premises and office equipment. Total minimum lease commitments total approximately $480,873. Minimum rental commitments for successive years are approximately:

| Year | | Amount |
|---|---|---|
| 2008 | $ | 209,882 |
| 2009 | | 174,683 |
| 2010 | | 56,408 |
| 2011 | | 39,900 |
| Subsequent to 2011 | | - |
| | $ | 480,873 |

(b) The Corporation has entered into an agreement for drilling services to be provided during fiscal 2008 on certain of its mineral claims. Total minimum payments under this agreement are $4,195,170.

(c) The Corporation has entered into a shared services agreement with a related party (see Note 10).

(d) As at December 31, 2007, the Corporation is committed to incur prior to December 31, 2008, on a best efforts basis, approximately $15,086,886 in qualifying Canadian exploration expenditures pursuant to a financing from which flow-through proceeds had been received prior to December 31, 2007 and renounced to the investors as at that date.

## 9. FINANCIAL INSTRUMENTS

(a) Credit Risk:
Financial instruments that potentially subject the Corporation to a concentration of credit risk consist of cash and short-term deposits and accounts receivable. The Corporation deposits cash and short-term deposits with financial institutions it believes to be creditworthy. In some circumstances, cash balances at these financial institutions may exceed the federally guaranteed amount.

(b) Fair Values:
At December 31, 2007, the fair values of cash and short-term deposits, receivables, accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments

## 10. RELATED PARTY TRANSACTIONS

Fronteer Development Group Inc. ("Fronteer") is a significant shareholder of the Corporation. The Corporation and Fronteer share the same office and have employees and management in common. On March 31, 2006, the Corporation signed a shared services agreement whereby certain shared office overhead and employee costs were to be charged to the Corporation by Fronteer.

During the year ended December 31, 2007, the Corporation was invoiced $807,070 (2006 - $1,162,245), by Fronteer for costs and related GST/HST relating to the CMB exploration program, fixed asset purchases, and general administration incurred on its behalf. Amounts invoiced to the Corporation are done at actual cost. At December 31, 2007, the Corporation had a payable balance due to Fronteer of $107,865 (2006 - $88,154).

## 11. SUBSEQUENT EVENTS

a) Subsequent to December 31, 2007, and up to March 28, 2008, 60,500 stock options were exercised for gross proceeds of $217,800 to the Company

b) In March 2008, the Nunatsiavut Assembly passed on first reading a bill to institute a three year suspension on uranium mining and milling. (Laws must undergo two readings and votes to be passed in the Nunatsiavut Assembly.) It is anticipated that the bill will be considered again on second reading by the Assembly sometime after April 2008. If instituted, as it is currently understood, this temporary suspension is not expected to have any impact on the Corporation's development schedule.

## CORPORATE INFORMATION

**Corporate Head Office Vancouver**
1650 – 1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9

Phone: 604-632-4677
Fax: 604-632-4678
Website: www.aurora-energy.com
Email: info@aurora-energy.com

**Information Office Toronto**
700 – 357 Bay Street
Toronto, Ontario
Canada M5H 2T7
Phone: 416-362-5556
Fax: 416-362-3331

**Office St. John's**
Suite 303 Baine Johnston Centre
10 Fort William Place
St. John's, Newfoundland
Canada A1C 1K4
Phone: 709-726-2223
Fax: 709-726-0138

**Office Goose Bay**
PO Box 2020, Stn. B
161 Dakota Drive, Hangar #16
Happy Valley, Newfoundland
Canada A0P 1N0
Phone: 709-896-6393
Fax: 709-896-0970

**Office Postville**
Old Town Hall Bldg
Flower's Portage Rd
Postville, Labrador
Canada
Phone: 709-479-9872
Fax: 709-479-9874

**Office Makkovik**
PO Box 125
Makkovik, Newfoundland
Canada A0P 1J0
Phone: 709-923-2204
Fax: 709-923-2204

**Directors**
Oliver Lennox-King, Chairman
Mark O'Dea
Angus Bruneau
Eric Cunningham
Mark Dobbin

**Officers and Management**
Mark O'Dea, President & CEO
Paul Coombs, CFO & Corporate Secretary
Ian Cunningham Dunlop, Vice President, Exploration
Jim Lincoln, Chief Operating Officer
Don Falconer, Vice President, Corporate Development
Chris Lee, Chief Geoscientist

**Legal Counsel**
Curtis Dawe
139 Water Street
St. Johns, NL A1B 5J9

**Auditors**
PricewaterhouseCoopers LLP, Chartered Accountants
700 – 250 Howe Street
Vancouver, British Columbia, V6C 3S7

**Registrar and Transfer Agent**
Pacific Corporate Trust Company
510 Burrard Street
Vancouver, BC V6C 3B9

**Shares Quoted**
Toronto Stock Exc AXU

*QUARTERLY INFORMATION*
*FOR THE THREE-MONTH PERIOD ENDED*
*MARCH 31, 2007*

aurora
aurora energy resources inc.

(AN EXPLORATION STAGE CORPORATION)

# AURORA ENERGY RESOURCES INC.

# MANAGEMENT'S DISCUSSION & ANALYSIS

## FOR THE THREE MONTHS ENDED MARCH 31, 2007

**FORM 51-102F1**

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following is a discussion of the results of operations of Aurora Energy Resources Inc. (the "Aurora" or "Corporation") as at May 11, 2007 for the first quarter ended March 31, 2007, and should be read in conjunction with the unaudited financial statements of the Corporation for such period, together with the accompanying notes, included therein. The Corporation reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles ("GAAP"). The reader should also refer to the annual financial statements of the Corporation, for its most recently completed financial year, December 31, 2006. All amounts contained herein are in Canadian dollars.

### *OVERVIEW*

Aurora is a mineral exploration and development company that holds one of the largest undeveloped uranium properties in the world. The Corporation was incorporated on June 8, 2005, to hold the uranium mineral properties located in the central mineral belt ("CMB") of Newfoundland and Labrador, Canada, of Fronteer Development Group Inc. ("Fronteer") and Altius Resources Inc. ("Altius"). Fronteer and Altius acquired the properties by way of staking in 2003 and operated the properties as a 50/50 strategic alliance venture until the transfer of the properties to the Corporation in June 2005. The properties consist of a total of 223,074 acres in 32 licenses or groups of mineral claims. As at May 11, 2007, Fronteer owns 46.8% of the Corporation.

On February 13, 2007, the Corporation announced an updated global uranium resource estimate. The Corporation's total global uranium resource increased from 36 million pounds in January 2005 attributed to the Michelin deposit, to 96 million pounds attributed to the Michelin and newly discovered Jacques Lake deposit. See detailed table in Exploration Projects section. The Corporation commenced its 2007 field exploration program in March of 2007 with opening of the Michelin Camp in preparation for drilling commencing in April of 2007.

For fiscal 2007, the Corporation has planned a comprehensive exploration program, which will include at least 75,000 metres of drilling with an estimated budgeted expenditure of approximately $21,250,000. In addition, the Corporation has allocated $5,000,000 for baseline environmental and engineering studies as part of its larger pre-feasibility study, which is expected to be completed by the end of 2007.

### *RESULTS OF OPERATIONS*

The Corporation has not yet determined whether any of its exploration properties contain resources that are economically recoverable. All direct costs associated with exploration of these properties are capitalized as incurred. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related deferred expenditures are written off.

#### *March 31, 2007 vs. March 31, 2006*

The Corporation's net loss for the quarter ended March 31, 2007 was $2,966,503 or $0.05 per share compared to a net loss of $3,204,172 or $0.06 per share for the same period in the prior year. The net loss for the quarter ended March 31, 2007, consists primarily of stock based compensation expense, investor relations, promotion and advertising costs, wages and benefits expense, office and general expenses, and Part XII.6 tax, offset by interest income. There were minimal operating expenses prior to March 21, 2006 as prior to this date the Corporation was a private company and substantially all of its expenses related to exploration and were therefore deferred to the balance sheet.

Stock-based compensation expense for the three months ended March 31, 2007 totalled $2,422,364 as compared to $4,729,292 for the same period in 2006. The Corporation issued a total of 3,502,500 stock options to directors, employees and consultants during the first quarter of 2006 as compared to 880,000 during the first quarter of 2007. The Corporation expenses the value attributed to the options using the Black Scholes model, over the option vesting term. Stock option expense relating to those employees working on the Corporation's exploration properties has been charged to the properties in the same manner in which exploration wages have been charged to the properties.

Wages and benefits costs totalled $521,624 for the three months ended March 31, 2007 as compared to $16,523 for the same period in 2006. All administration wages commenced on March 22, 2006 at salary amounts determined by the compensation committee of the board of directors. The wages and benefits expense at March 31, 2007, includes a special bonus of $90,250 awarded to the Corporation's President in recognition of the significant growth experienced by the Corporation under his leadership since the March 2006 IPO. Wages and benefits paid to staff involved directly in exploration are included in exploration properties and deferred exploration expenditures when a specific exploration projects can be identified.

Investor relations, promotion and advertising expense totalled $355,412 for the three months ended March 31, 2007 as compared to $97,296 for the same period in 2006. Costs for the Corporation's first annual report and design of the Corporations web site and marketing materials were the main factors for the increase period over period.

Office and general expense totalled $143,723 for the three months ended March 31, 2007 as compared to $18,733 for the same period in 2006. Commencing in April 2006, Aurora entered into a Shared Service Agreement with Fronteer to share head office space and related administrations costs. The Company has also opened an office in St. John's, Newfoundland and Labrador.

Listing and filing fees totalled $110,099 for the three months ended March 31, 2007 as compared to $22,624 for the same period in 2006. The increase is due to the payment of annual sustaining and maintenance fees to the Toronto Stock Exchange which were not applicable in 2006.

In October 2006, the Corporation issued 956,200 Flow-through common shares, raising gross proceeds of $12,000,310. The tax benefit of these planned resource expenditures was fully renounced to the flow-through common share subscribers in February 2007. The resulting future income tax effect of the renouncement of $3,960,102, was netted against share capital. The Canada Revenue Agency levies a tax on the unspent portion of these expenditures called Part XII.6 tax. The Corporation has accrued $89,626 of Part XII.6 tax as at March 31, 2007. As the Corporation incurs these expenditures in 2007, the amount of tax required to be recognized will decrease. As at March 31, 2007, the Corporation estimates it has incurred approximately $4,500,000 in exploration expenditures out of the total $12,000,310 in flow-through funds raised. The Corporations exploration plans for the remainder of 2007 should be sufficient to meet the remainder of this commitment.

Total assets at March 31, 2007 increased to $78,365,916 from $76,419,309 at December 31, 2006 primarily due to receipt of proceeds from the exercise of warrants and stock options totalling $1,616,406. Total cash flows from financing activities for the three months ended March 31, 2007 totalled $1,583,156 as compared to $22,805,617 for the same period ending in 2006. Cash flows from financing activities for 2006 consisted of the receipt of the net proceeds from the IPO.

***EXPLORATION PROJECTS***

During the first quarter of 2007, the Corporation incurred exploration and development costs and claim maintenance payments totalling $2,134,568, excluding stock based compensation expense as compared to a budget of $2,913,490. Weather issues and delays obtaining Michelin drilling permits as the Provincial and Nunatsiavut governments negotiated the Standards for Quarrying and Mineral Exploration for Labrador Inuit Lands, resulted in a delay to the start of the 2007 field program. The drilling program commenced in April 2007. For 2007, a $21,250,000 work program has been approved to continue the evaluation of the CMB Uranium Property located in Labrador. The main focus of the 2007 exploration program will be to 1) convert inferred resources to indicated resources; 2) expand the size of the known deposits; and 3) focus on discovering new deposits in the district.

The 2007 work program will also consist of additional metallurgical testing of coarse core rejects from the 2006 drilling campaign from Michelin, Jacques Lake and White Bear and the completion of a preliminary engineering study by SNC Lavalin using the updated resource and metallurgical data and assessing various aspects of mining/milling/infrastructure. In addition, the program will involve a significant component of field work including a minimum 75,000 metre diamond drill program at Michelin, Jacques Lake, Aurora River, Michelin East, White Bear Lake, Melody Hill, and Inda Lake Trend. The approximate meterage will be as follows:

| | |
|---|---|
| o Michelin Main | 27,000 metres |
| o Jacques Lake | 22,000 metres |
| o Aurora River | 10,000 metres |
| o White Bear | 4,000 metres |
| o Michelin East | 4,000 metres |
| o Melody Hill | 4,000 metres |
| o Inda Lake Trend | 4,000 metres |
| o Total | 75,000 metres |

This work will involve a minimum of nine diamond drill rigs (six currently on-site, with another three scheduled for delivery in the next 2 months) and be based out of the Michelin Camp and a new Jacques Lake Camp to be constructed in June 2007. Based on the outcome of the engineering study, the allocated drill meterage may be subject to change depending on any recommendations within the study to either add additional resources to Michelin or elsewhere within the greater CMB Uranium Property.

Work will also comprise a geological mapping and geochemical sampling program throughout the CMB claim group and will also include ongoing environmental baseline surveys and monitoring.

In addition to drilling, the Corporation has allocated $5 million for baseline environmental and engineering studies as part of its larger pre-feasibility study, which is expected to be completed by the end of 2007. The Corporation anticipates formally registering its project for the environmental assessment process in the fourth quarter of 2007.

The Corporation has applied for its 2007 drill permits from both the Nunatsiavut government and the province of Newfoundland and Labrador. To date, the Corporation has received drill permits for the Jacques Lake deposit and Melody lake area with permits for the Michelin deposit expected early in the second quarter. The Standards for Quarrying and Mineral Exploration for Nunatsiavut have been passed by the Nunatsiavut House of Assembly. These will now form the framework for all exploration activities to be carried out in Nunatsiavut.

Drilling commenced in April 2007 at the Melody Lake area and the Jacques Lake deposit. In addition, the Corporation has commenced a Titan Induced Polarization survey at Michelin to further delineate the deposit.

The Corporation continues to keep local communities that may be affected by the Corporation's activities informed about the project through regular meetings and has plans to open a new community liaison office in the community of Makkovik in the second quarter of 2007, to compliment the office in Postville, which has existed for three years. The Corporation is committed to the highest standards for workplace health and safety and environmental protection and is committed to using local suppliers and contractors whenever possible. During the first quarter of 2007, an updated National Instrument 43-101 compliant resource estimate for the Michelin and Jacques Lake deposits was announced. The collective resource estimate yields a total of 95,910,000 pounds of uranium, increased from the January 2006 resource estimate of 35,585,000 pounds of uranium.

The resource modeling was carried out with both an open pit and underground component. A detailed breakdown of the resource estimate for both deposits is shown in the following table[1]:

| Deposit | Measured | | | Indicated | | | Inferred | | |
|---|---|---|---|---|---|---|---|---|---|
| | Tonnes | % U3O8 | lbs U3O8 | Tonnes | % U3O8 | lbs U3O8 | Tonnes | % U3O8 | lbs U3O8 |
| Michelin Open Pit* | 3,410,000 | 0.07 | 5,340,000 | 7,930,000 | 0.06 | 10,840,000 | 460,000 | 0.04 | 440,000 |
| Michelin Underground** | | | | 14,310,000 | 0.12 | 36,290,000 | 13,950,000 | 0.11 | 32,610,000 |
| Jacques Lake Open Pit* | | | | 1,150,000 | 0.08 | 2,100,000 | 1,520,000 | 0.06 | 1,880,000 |
| Jacques Lake Underground** | | | | 1,670,000 | 0.09 | 3,310,000 | 1,950,000 | 0.07 | 3,100,000 |
| **Totals** | **3,410,000** | **0.07** | **5,340,000** | **25,060,000** | **0.10** | **52,540,000** | **17,880,000** | **0.10** | **38,030,000** |

** Open pit resource reported at 0.03% $U_3O_8$ cut-off*
*** Underground resource reported at a 0.05% $U_3O_8$ cut-off*

Copies of the National Instrument 43-101 compliant technical report entitled "*The Exploration Activities of Aurora Energy Resources Inc. On The CMB Uranium Property, Labrador, Canada During The Period January 2006 To January 2007*" can be viewed on SEDAR at www.sedar.com.

---

[1] Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, Exploration Vice-President for the Corporation, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario. The Independent Qualified Person responsible for the above resource estimates is Gary Giroux, P. Eng. Of Giroux Consultants Ltd.

***SUMMARY OF QUARTERLY RESULTS***

The following information is derived from the Corporation's quarterly financial statements. The Corporation was incorporated on June 8, 2005 and therefore has limited operating history. The Corporation did not prepare quarterly financial statements prior to becoming a reporting issuer in March 2006.

| | **Mar 2006** | **June 2006** | **Sept 2006** | **Dec 2006** | **Mar 2007** |
|---|---|---|---|---|---|
| Net sales | Nil | Nil | Nil | Nil | Nil |
| Loss before discontinued operations | $3,204,172 | $1,652,548 | $2,228,791 | $5,486,129 | $2,966,503 |
| Basic and diluted loss per share before discontinued operations | $0.06 | $0.03 | $0.04 | $0.10 | $0.05 |
| Net loss for the period | $3,204,172 | $1,652,548 | $2,228,791 | $5,486,129 | $2,966,503 |
| Basic and diluted loss per share for the period | $0.06 | $0.03 | $0.04 | $0.10 | $0.05 |

The net loss for the first quarter of 2007 is mostly attributable to stock-based compensation expense of $2,422,364 recognized during the quarter. In addition, wages and benefits expense increased due to an increase overall number of employees from prior periods and a payment a management bonus.

The significant increase in the net loss for the fourth quarter of 2006 was attributable to the stock-based compensation expense of $4,612,993 relating to the value attributed to stock options granted as compared to stock-based compensation of $1,793,398 in the third quarter. In addition, wages and benefits expense increased in the fourth quarter to $507,950 from $201,996 in the third quarter primarily due to the accrual of bonuses for fiscal 2006.

The significant increase in the net loss for the first quarter of 2006 was attributable to stock-based compensation expense of $4,729,292 relating to the value attributed to stock options granted in the quarter as compared to stock-based compensation of $379,981 in the second quarter.

In addition, the Corporation realized a future income tax recovery of $1,675,748 at March 31, 2006 on the recognition of previously unrecognized tax pools. This was partially offset by a future income tax expense of $915,328 in the second quarter on the reversal of tax assets that were no longer available to the Corporation due to a tax election made by Altius that was filed in the second quarter for the initial transfer of Altius' share of the exploration properties transferred to the Corporation. A recovery of $75,857 was recorded in the third quarter.

In 2005, the Corporation was a private company focused exclusively on the exploration of the uranium assets in Newfoundland and Labrador. As such, substantially all of the Corporation's expenses in 2005 were directly related to exploration and therefore deferred and capitalized to the balance sheet.

### *LIQUIDITY AND CAPITAL RESOURCES*

As at March 31, 2007, the Corporation had cash and cash equivalents of $51,508,339 and working capital of $50,860,871 compared to cash and cash equivalents of $53,137,862 and working capital of $52,386,417 at December 31, 2006. The decrease in cash and working capital of $1,629,523 and $1,525,546 respectively is primarily related to the use of funds in operating activities totalling $807,191 and deferred development and exploration expenditures of $2,106,370 offset by the receipt of $1,616,406 upon the exercise of stock options and warrants.

The Corporation has financed its operations from incorporation, to date, through the issuance of equity securities and has no sources of cash flow from operations other than interest income. The Corporation's current available cash are sufficient to fund its planned exploration program for the remainder of 2007 and other anticipated corporate costs over the next 12 months. The Corporation remains dependent on raising additional financing through the issuance of equity securities and anticipates going back to the market in the second half of 2007, to raise additional funds to carry it through mine feasibility. The Corporation has no pre-arranged source of debt financing and no indebtedness.

The Corporation shares office premises and a number of employees in common with Fronteer. In April 2006, the Corporation signed a cost sharing agreement whereby Fronteer will charge the Corporation its share of the common office costs and common employee benefit costs to the Corporation. This arrangement is evaluated regularly and adjusted based upon the activity levels with each company and can be terminated on 60-days notice by either party.

As at March 31, 2007, the Corporation had 4,432,835 stock options outstanding which, if exercised, would bring a further approximately $33,600,000 to the Corporations treasury.

The Corporation has the following contractual obligation as at March 31, 2007:

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| Contractual obligations | Total | Less than 1 year | 1-3 years | 4-5 years | After 5 years |
| Operating leases | $328,967 | $91,200 | $171,267 | $66,500 | Nil |

### *DISCLOSURE CONTROLS AND PROCEDURES*

The Corporation's management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the design and effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Corporation's disclosure controls and procedures were effective to produce reasonable assurance that the information required to be disclosed by the Corporation in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.

*INTERNAL CONTROL OVER FINANCIAL REPORTING*

There has been no change in the Corporation's internal control over financial reporting during the quarter ended March 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

*OFF BALANCE SHEET ARRANGEMENTS*

The Corporation has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

*TRANSACTIONS WITH RELATED PARTIES*

During the three months ended March 31, 2007, the Corporation was invoiced $191,577 by Fronteer for costs and related GST/HST relating to the CMB exploration program, fixed assets, and general administration costs incurred on its behalf. At March 31, 2007, the Corporation had a payable balance due to Fronteer of $64,703.

*PROPOSED TRANSACTIONS*

As is typical of the mineral exploration and development industry, the Corporation is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At present there are no transactions being contemplated by management or the board that would affect the financial condition, results of operations and cash flows of any asset of the Corporation.

*CRITICAL ACCOUNTING POLICIES AND ESTIMATES*

The preparation of the Corporation's financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of plant and equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, and variables used in determining stock-based compensation. These estimates are based on management's best judgment. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

Management has assessed the carrying value of its assets and does not believe the remaining assets have suffered any impairment. Management assesses the exploration results on its exploration projects and determines whether results to date warrant further exploration. If results do not indicate potential for the property, the deferred exploration costs are written off.

The Corporation does not believe it has incurred any material environmental liabilities to date. The Corporation has the responsibility to perform reclamation upon completion of drilling. The costs to complete this reclamation are not significant and are capitalized to deferred exploration when incurred.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants issued on financings. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Corporation's balance sheet. Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities. The estimates were chosen after reviewing the limited historical life of the Company's options and analyzing share price history to determine volatility.

### *CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION*

The Company adopted the provisions of Section 3855, Financial Instruments – Recognition and Measurement, 3861 – Financial Instruments – Disclosure and Presentation and 1530, Comprehensive Income, on January 1, 2007 which addresses the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

### *FINANCIAL INSTRUMENTS*

The Corporation's financial instruments consist of cash, short-term deposits, amounts receivable and accounts payable. It is management's opinion that the Corporation is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

### *CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS*

Except for the statements of historical fact contained herein, certain information presented in this MD&A constitutes "forward-looking statements". Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". Such forward looking statements herein including but are not limited to, those with respect to the timing and amount of exploration work , expected timing of receipt of permits, timing of pre-feasibility and feasibility studies, timing of possible financings and timing of the environmental assessment process, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of future exploration results, uranium prices, future cash requirements, results of pre-feasibility or feasibility studies and engineering work, results of metallurgical studies and environmental assessment of the project as well as those factors discussed in the section entitled "Description of Business - Risk Factors" in Aurora's Annual Information Form available on SEDAR at www.sedar.com. Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

## CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

Readers should refer to the annual information form of the Company for the year ended December 31, 2006 and other continuous disclosure documents filed by the Company since January 1, 2007 available at www.sedar.com, for further information on reserves and resources, which is subject to the qualifications and notes set forth therein. Mineral resources which are not mineral reserves, do not have demonstrated economic viability.

**Cautionary Note to United States investors concerning estimates of Measured, Indicated and Inferred resources:** The information contained herein uses the terms "Measured", "Indicated", and "Inferred" resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. **United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.**

## OUTSTANDING SHARE DATA

The following table outlines the common shares outstanding subsequent to the quarter end to May 11, 2007.

| | # of common shares |
|---|---|
| Balance, March 31, 2007 | 65,952,662 |
| Shares issued on exercise of stock options | 140,500 |
| Balance, May 11, 2007 | 66,093,162 |

### *SUBSEQUENT EVENTS*

Subsequent to March 31, 2007, 140,500 stock options were exercised for proceeds of $577,345. In addition, 180,000 stock options were granted to employees of the Corporation with exercise prices ranging from $15.64 to $16.52 exercisable for a period of five years.

***OUTLOOK***

For 2007, Aurora has established a work program that is considered one of the largest of its kind in Canada. Aurora believes it has one of the most significant new uranium projects in North America and is well on its way to fulfilling its goal of being the next Corporation to enter the environmental assessment process for eventual permitting of a new uranium mine in Canada..

Aurora will continue to work with its contractors as it progresses through its pre-feasibility study for the Michelin and Jacques Lake deposits. In addition, the Corporation has an extensive exploration program designed to test a significant number of other exciting targets on its 100% owned property.

Aurora continues to be focused on community consultation and involvement and will strive to be a leader in employee health and safety and environmental protection. As the world's demand for uranium as a source of energy continues to grow and the price of uranium increases, the Corporation is well positioned to benefit from ongoing exploration success in 2007.

*"Mark O'Dea"*
Mark O'Dea
*President*

*"Sean Tetzlaff"*
Sean Tetzlaff
*CFO, Corporate Secretary*

May 11, 2007

Financial Statements

# AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)

Three months ended March 31, 2007 and 2006 (unaudited)

(Expressed in Canadian dollars)

## AURORA ENERGY RESOURCES INC.

(AN EXPLORATION STAGE COMPANY)

**Balance Sheets**

(Expressed in Canadian dollars - unaudited)

As at

| | March 31, 2007 | December 31, 2006 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 51,508,339 | $ 53,137,862 |
| Short-term deposits | 234,612 | 197,676 |
| Accounts receivable and other | 537,065 | 339,525 |
| | 52,280,016 | 53,675,063 |
| Equipment | 600,734 | 402,833 |
| Exploration properties and deferred exploration expenditures (Note 3) | 25,485,166 | 22,341,413 |
| | $ 78,365,916 | $ 76,419,309 |
| **Liabilities and Shareholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ 1,354,442 | $ 1,200,492 |
| Due to related party (Note 5) | 64,703 | 88,154 |
| | 1,419,145 | 1,288,646 |
| Future income taxes | 4,596,981 | 559,911 |
| Shareholders' Equity | | |
| Share capital (Note 4) | 75,173,881 | 76,640,085 |
| Contributed surplus | 12,732,659 | 10,350,914 |
| Warrants | - | 170,000 |
| Accumulated deficit | (15,556,750) | (12,590,247) |
| | 72,349,790 | 74,570,752 |
| | $ 78,365,916 | $ 76,419,309 |

Nature of operations (Note 1)
Subsequent events (Note 6)

*The accompanying notes form an integral part of these interim financial statements.*

Approved by the Board of Directors:

*"Mark Dobbin"*
Director

*"Eric Cunningham"*
Director

**AURORA ENERGY RESOURCES INC.**
(AN EXPLORATION STAGE COMPANY)
**Statements of Operations**
(Expressed in Canadian dollars - unaudited)

| | Three months ended March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Operating expenses: | | |
| Stock-based compensation (Note 4(b)) | $ 2,422,364 | $ 4,729,292 |
| Wages and benefits | 521,624 | 16,523 |
| Investor relations, promotion and advertising | 355,412 | 97,296 |
| Office and general | 143,723 | 18,733 |
| Listing and filing fees | 110,099 | 22,624 |
| Part XII.6 tax | 89,626 | - |
| Rent | 44,444 | - |
| Consulting | 34,163 | - |
| Accounting and audit | 21,757 | (3,273) |
| Legal | 12,383 | 20,714 |
| Property investigation | 165 | - |
| Loss from operations | 3,755,760 | 4,901,909 |
| Other income: | | |
| Interest income | 533,724 | 21,989 |
| Loss before income taxes | 3,222,036 | 4,879,920 |
| Future income tax recovery | (255,533) | (1,675,748) |
| Net loss for the period | $ 2,966,503 | $ 3,204,172 |
| Basic and diluted loss per share | $ 0.05 | $ 0.06 |
| Weighted average number of common shares used in the computation of basic and diluted loss per share | 65,644,013 | 53,494,444 |

*The accompanying notes form an integral part of these interim financial statements.*

**AURORA ENERGY RESOURCES INC.**
(AN EXPLORATION STAGE COMPANY)
**Statements of Cash Flows**
(Expressed in Canadian dollars - unaudited)

| | Three months ended March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Cash provided (used for): | | |
| Operating activities: | | |
| Loss for the period | $ (2,966,503) | $ (3,204,172) |
| Items not affecting cash: | | |
| Amortization | 1,830 | - |
| Future income taxes | (255,533) | (1,675,748) |
| Stock-based compensation | 2,422,364 | 4,729,292 |
| Changes in current assets and liabilities: | | |
| Accounts receivable and other | (40,954) | (119,226) |
| Accounts payable and accrued liabilities | 31,605 | 236,689 |
| Net cash used in operating activities | (807,191) | (33,165) |
| Financing activities: | | |
| Decrease in bank indebtedness | - | (77,330) |
| Amounts due to related parties | (23,451) | - |
| Issuance of common shares for cash | - | 24,999,998 |
| Cash received on exercise of warrants | 510,742 | - |
| Cash received on exercise of options | 1,105,664 | - |
| Share issue costs | (9,799) | (2,117,051) |
| Net cash provided by financing activities | 1,583,156 | 22,805,617 |
| Investing activities: | | |
| Increase in accounts receivable and other | (158,534) | (113,898) |
| Decrease in accounts payable and accrued liabilities | 122,345 | 226,113 |
| Purchase of short-term deposits | (35,000) | - |
| Purchase of equipment | (227,929) | (7,642) |
| Interest in exploration properties and deferred exploration expenditures | (2,106,370) | (164,904) |
| Net cash used in investing activities | (2,405,488) | (60,331) |
| Net increase (decrease) in cash and cash equivalents | (1,629,523) | 22,712,121 |
| Cash and cash equivalents, beginning of period | 53,137,862 | 372,652 |
| Cash and cash equivalents, end of period | $ 51,508,339 | $ 23,084,773 |
| Non-cash investing and financing activities: | | |
| Depreciation capitalized to deferred exploration | $ 28,198 | $ 1,649 |
| Stock-based compensation expense capitalized to deferred exploration | $ 676,684 | $ 510,456 |
| Recognition of future income tax liabilties to exploration properties and deferred exploration expenditures | $ 332,501 | $ - |
| Value of warrants included in share issue costs | $ - | $ 249,370 |

*The accompanying notes form an integral part of these interim financial statements.*

**AURORA ENERGY RESOURCES INC.**
(AN EXPLORATION STAGE COMPANY)
**Statement of Shareholders' Equity**
(Expressed in Canadian dollars - unaudited)

| | Common Shares | | | | | | |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Contributed Surplus | Warrants | Accumulated Other Comprehensive Income | Deficit | Total Shareholders' Equity |
| | | $ | $ | $ | $ | $ | $ |
| Balance as at December 31, 2006 | 65,504,123 | 76,640,085 | 10,350,914 | 170,000 | - | (12,590,247) | 74,570,752 |
| Exercise of stock options | 306,666 | 1,822,967 | (717,303) | - | - | - | 1,105,664 |
| Exercise of warrants | 141,873 | 680,730 | - | (170,000) | - | - | 510,730 |
| Share issue costs - cash | - | (9,799) | - | - | - | - | (9,799) |
| Stock-based compensation | - | - | 3,099,048 | - | - | - | 3,099,048 |
| Future Income Tax effect of the renunciation of flow-through expenditures | - | (3,960,102) | - | - | - | - | (3,960,102) |
| Net income for the period | - | - | - | - | - | (2,966,503) | (2,966,503) |
| Balance as at March 31, 2007 | 65,952,662 | 75,173,881 | 12,732,659 | - | - | (15,556,750) | 72,349,790 |

**Statement of Comprehensive Income**
(Expressed in Canadian dollars - unaudited)

| | Three Months Ended March 31, 2007 |
|---|---|
| Net loss for the period. | $ 2,966,503 |
| Other comprehensive income (loss) | - |
| Total comprehensive income | $ 2,966,503 |

*The accompanying notes form an integral part of these interim financial statements.*

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
**Notes to Financial Statements**
(Expressed in Canadian dollars)
For the three months ended March 31, 2007 and 2006 (unaudited)

## 1. NATURE OF OPERATIONS

Aurora Energy Resources Inc. (the "Corporation") is involved in the acquisition, exploration and development of uranium properties located in Newfoundland and Labrador, Canada. The Corporation has not yet determined whether these properties contain resources that are economically recoverable. The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the discovery of economic reserves, the preservation of the Corporation's interest in the underlying mineral claims, the ability of the Corporation to obtain financing necessary to complete exploration and development of the properties, and their future profitable production or, alternatively, upon the Corporation's ability to dispose of its interest on an advantageous basis (see Note 3).

## 2. SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*

These unaudited interim financial statements follow the same accounting policies as our most recent audited annual financial statements, except as noted below. They do not contain all the information required for annual financial statements and should be read in conjunction with our annual financial statements. In the opinion of management, all of the adjustments necessary to fairly present the interim financial statements set forth herein have been made.

*Changes in Accounting Policies*

Effective January 1, 2007, the Corporation adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a) Financial Instruments – Recognition and Measurement (Section 3855)

This standard requires all financial instruments within its scope, including derivatives, to be included on a Corporation's balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Corporation's outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities as at January 1, 2007 are recognized by adjusting opening deficit and/or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

- Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

## 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

- Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

- Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

- All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise.

(b) Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Corporation currently does not have any hedges.

(c) Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other "comprehensive income" until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Corporation now reports a statement of comprehensive income (loss) and includes the account "accumulated other comprehensive income" in the shareholders' equity section of the balance sheet.

(Expressed in Canadian dollars)

## 3. EXPLORATION PROPERTIES

Central Mineral Belt ("CMB"), Newfoundland and Labrador, Canada:

In June 2005, the Corporation acquired a 100% interest in a group of mineral claims that cover the CMB from Fronteer Development Group Inc. ("Fronteer") and Altius Resources Inc. ("Altius").

The following table categorizes costs incurred:

| | | Three months ended March 31, 2007 | | Year ended December 31, 2006 |
|---|---|---|---|---|
| Opening balance | $ | 22,341,413 | $ | 5,953,110 |
| Stock-based compensation, including related future income taxes | | 1,009,185 | | 1,801,790 |
| Engineering and environmental studies | | 945,872 | | 659,891 |
| Claim maintenance payments | | 372,500 | | 392,593 |
| Wages, consulting and management fees | | 266,356 | | 1,911,022 |
| Transportation and fuel | | 159,127 | | 4,605,456 |
| Camp costs and field supplies | | 135,022 | | 1,015,647 |
| Geophysics | | 119,915 | | 170,326 |
| Other | | 73,041 | | 73,669 |
| Assaying and geochemical | | 29,788 | | 48,493 |
| Drilling | | 26,989 | | 5,394,062 |
| Community relations and government | | 4,909 | | 238,726 |
| Equipment rental | | 1,049 | | 34,196 |
| Surveying | | - | | 24,752 |
| Acquisition costs | | - | | 17,680 |
| | | 25,485,166 | $ | 22,341,413 |

## 4. SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of common shares with no par value. As at March 31, 2007, there were 65,952,662 issued and outstanding common shares of the Corporation.

(a) Stock Option Plan:

The Corporation maintains a stock option plan whereby the Board of Directors may, from time to time, grant to employees, officers, directors of or consultants to the Corporation options to acquire common shares in such numbers and for such terms as may be determined by the Board. The aggregate number of common shares reserved for issuance under the stock option plan is 10% of the total number of common shares issued and outstanding from time to time. The options are non-assignable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the Board at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements.

(Expressed in Canadian dollars)

## 4. SHARE CAPITAL (continued)

Stock option transactions and the number of stock options outstanding are summarized as follows:

| | Shares | Weighted Average Exercise Price |
|---|---|---|
| Outstanding, December 31, 2006 | 3,877,835 | $ 5.57 |
| Options granted | 880,000 | $ 14.64 |
| Options exercised | (306,666) | $ 3.60 |
| Options cancelled | (18,334) | $ 3.78 |
| Outstanding, March 31, 2007 | 4,432,835 | $ 7.59 |

Options exercisable at March 31, 2007 are 3,050,333 (December 31, 2006 – 2,146,167).

At March 31, 2007, the Corporation had incentive stock options issued to directors, officers, employees and key consultants of the Corporation outstanding as follows:

| Range of prices | Number of options outstanding | Weighted average remaining contractual life | Weighted average exercise price |
|---|---|---|---|
| $3.00 to $3.99 | 2,272,500 | 3.88 years | $ 3.60 |
| $4.00 to $4.99 | 23,335 | 4.24 years | $ 4.00 |
| $5.00 to $5.99 | 100,000 | 4.34 years | $ 5.08 |
| $6.00 to $6.99 | 72,000 | 4.38 years | $ 6.15 |
| $7.00 to $7.99 | 250,000 | 4.41 years | $ 7.58 |
| $9.00 to $9.99 | 435,000 | 4.51 years | $ 9.16 |
| $12.00 to $12.99 | 50,000 | 4.59 years | $ 12.00 |
| $13.00 to $13.99 | 275,000 | 4.65 years | $ 13.27 |
| $14.00 to $14.99 | 820,000 | 4.88 years | $ 14.33 |
| $16.00 to $16.99 | 135,000 | 4.88 years | $ 16.27 |
| | 4,432,835 | 4.28 years | $ 7.59 |

(Expressed in Canadian dollars)

**4. SHARE CAPITAL (continued)**

(b) Stock-Based Compensation:

For the period ended March 31, 2007, the Corporation recorded compensation cost on the grant of stock options to employees and non-employees. The fair value of options granted during the period ranged from $13.58 to $16.27. The fair value of each option granted was determined using the Black-Scholes option pricing model and used the following range of assumptions:

| | March 31, 2007 | December 31, 2006 |
|---|---|---|
| Risk free interest rate | 3.9% to 4.1% | 4.1% to 4.5% |
| Expected life | 3.42 years | 4.2 to 4.5 years |
| Expected volatility | 75.4% to 79.4% | 60.0% to 91.3% |
| Expected dividend yield | 0.0% | 0.0% |

(c) Warrants:

As at March 31, 2007, there are no outstanding warrants. During the three months ended March 31, 2007, 141,873 warrants were exercised with a weighted average price of $3.60, for total proceeds of $510,742 to the Corporation.

(d) Income Tax Effects:

In 2007, the Corporation renounced to investors of a Flow Through Common Share offering in 2006, income tax deductions from Canadian exploration expenditures totaling $12,000,310. The related future income tax expense of $3,960,102 resulting from the renouncement has been netted against share capital.

**5. RELATED PARTY TRANSACTIONS**

The Corporation and Fronteer share the same office and have employees and management in common. On March 31, 2006, the Corporation signed a shared services agreement whereby certain shared office overhead and employee costs were to be charged to the Corporation by Fronteer.

During the period ended March 31, 2007, the Corporation was invoiced $191,577 by Fronteer for costs and related GST/HST relating to the CMB exploration program, fixed asset purchases, and general administration incurred on its behalf. At March 31, 2007, the Corporation had a payable balance due to Fronteer of $64,703.

**6. SUBSEQUENT EVENTS**

Subsequent to March 31, 2007, 140,500 stock options were exercised for gross proceeds of $577,345 to the Company. In addition, the Company granted 180,000 stock options to employees at exercise prices ranging from $15.64 to $16.52, exercisable for a period of five years.

## CORPORATE INFORMATION

**Corporate Head Office Vancouver**
1650 – 1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9

Phone: 604-632-4677
Fax: 604-632-4678
Website: www.aurora-energy.com
Email: info@aurora-energy.com

**Information Office Toronto**
700 – 357 Bay Street
Toronto, Ontario
Canada M5H 2T7
Phone: 416-362-5556
Fax: 416-362-3331

**Directors**
Oliver Lennox-King, Chairman
Mark O'Dea
Angus Bruneau
Eric Cunningham
Mark Dobbin

**Officers and Management**
Mark O'Dea, President & CEO
Sean Tetzlaff, CFO & Corporate Secretary
Ian Cunningham Dunlop, Vice President, Exploration
Jim Lincoln, Vice President, Operations
Don Falconer, Vice President, Corporate Development
Chris Lee, Chief Geoscientist

**Legal Counsel**
Curtis Dawe
139 Water Street
St. Johns, NL A1B 5J9

**Auditors**
PricewaterhouseCoopers LLP, Chartered Accountants
700 – 250 Howe Street
Vancouver, British Columbia, V6C 3S7

**Registrar and Transfer Agent**
Pacific Corporate Trust Company
510 Burrard Street
Vancouver, BC V6C 3B9

**Shares Quoted**

| | |
|---|---|
| Toronto Stock Exchange: | AXU |

**Capitalization**

| | |
|---|---|
| Issued capital: | 66,093,162 |
| Fully diluted: | 70,480,497 |
| As at May 11, 2007 | |

**Form 52-109F2** ***Certification of Interim Filings***

I Sean Tetzlaff, Chief Financial Officer of Aurora Energy Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Aurora Energy Resources Inc., (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 11, 2007

s/ Sean Tetzlaff
Sean Tetzlaff
Chief Financial Officer

**Form 52-109F2** ***Certification of Interim Filings***

I Mark O'Dea, Chief Executive Officer and President of Aurora Energy Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Aurora Energy Resources Inc., (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 11, 2007

s/ Mark O'Dea
Mark O'Dea
Chief Executive Officer and President

END